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07022223

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolfson Microelectronics

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 34753

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/2/07


9.17
24.95
30.05*
2004
2005
2006

Diluted earnings per share (cents)

* Before non-recurring charge


49.3%
50.2%
51.8%
10.6%
11.9%
13.8%
9.2%
12.9%
9.7%*
14.3%*
Gross margin
Admin expenses
Selling & Distribution
R&D expenses
2004
2005
2006

Summary of profit and costs (as a % of revenue)

* Before non-recurring charge

Contents


30,369
33,381
41,471
61,337
45,898
47,678
57,972
52,585
Revenue
Profit before tax
Q105
Q205
Q305
Q405
Q106
Q206
Q306
Q406

Quarterly revenue and profit before tax ($000)

* Before non-recurring charge


75,735
119,294
166,558
204,133
Revenue
Profit before tax
2003
2004
2005
2006

Annual revenue and profit before tax ($000)

* Before non-recurring charge

We are pleased to report that the Group continued to grow during 2006 in spite of the general slowdown in the semiconductor market late in the year. Revenues again exhibited a seasonal pattern, with higher figures in the second half of the year as a result of demand for our customers' products peaking around the winter holiday period. While we consolidated our position as a leading provider of high performance audio and imaging semiconductors to many of the world's top consumer electronic brands, total demand for our products ended the year weaker than anticipated. In response to the challenging market conditions, costs have been appropriately contained and inventory controlled, resulting in a net margin in line with our long term business model. However, a solid pipeline of new Wolfson products and the continued growth of new consumer electronic devices give us real confidence heading into 2007.

Market trends

The Digital Revolution is all around us. The changing patterns of media access through the web and the personalisation of entertainment systems are expanding the market for new and more sophisticated digital consumer products. The inexorable progress of semiconductor technology allows such products to be created, affecting the lives of ever more consumers. Mainstream users are now demanding higher functionality, higher performance quality, and greater portability based on improved battery life and smaller physical size. For instance, convergence of communications technology with entertainment facilities is providing a range of sophisticated mobile phones which also incorporate music playing with video features. In other ways, phones are being combined with email capability as well as satellite navigation to provide smart phones invaluable to business. Such developments continue to fuel demand for higher performance mixed-signal semiconductor products, and Wolfson is strategically positioned at the heart of this exciting market.

Product development

Innovative products are at the core of Wolfson's business. Our mixed-signal chips combine both digital and analogue circuitry on the same piece of silicon to provide the essential interface between the real world and the digital electronic processors. Integrating more mixed-signal functionality onto a single chip adds to the capability of the end product while reducing its cost. We are developing a number of new technologies to provide more integrated functions, most notably a family of integrated sound and power management products which provide complete solutions for the mixed-signal requirements of many portable applications. These developments bring with them important economic advantages such as product differentiation and higher selling prices, but such products also take longer to develop and require higher levels of investment. Although we released fewer new products to market in 2006 than in 2005,



'Wolfson has continued to grow and consolidate its position as a leading supplier of high performance mixed-signal chips, despite the recent general semiconductor market slowdown.' **John Carey** Chairman

they provide the potential for much higher return. To mitigate the increased risk inherent in such complex devices, we have also improved our development methodologies to ensure timely launch of new products to meet market opportunities. Customers have been quick to adopt many of these new solutions, and international media critics recently voted one of our latest CODECs product of the year. The Company was also recognised widely within the UK business community and among its international peers in the Fabless Semiconductor Association for its "outstanding financial and management performance".

People

There has been significant development in the senior management of the Company towards the end of the year. As I, David Milne, reach 65 years in 2007, I announced that I would stand down as CEO but look forward to continuing to be an active member of the Board. Having been the CEO since founding the Company in 1984, it has been a privilege to be a part of the growth of a highly profitable semiconductor company with such an international presence and prominent customer base. To take the Company to the next level of performance and scale, the Board is delighted with the appointment of Dave Shrigley, an experienced executive from the semiconductor industry, who will take over as CEO from March 2007. Dave will be based in Edinburgh, and we have been working together since early December on the transition process to ensure a smooth handover. Spending the majority of his career at Intel, Dave held several senior management positions, including VP and General Manager of Asia Pacific, where he grew that region more than ten fold over six years to $2bn in revenues. His other Intel roles included responsibility for major accounts and ultimately corporate marketing, reporting to CEO Andy Grove. We welcome Dave to the team and look forward to working with him in the future development of the business.

We have expanded our technical sales coverage in the main centres of customer concentration and significantly strengthened our team with the appointment of Alistair Banham as Senior Vice President of Worldwide Sales. His experience of international account management with a number of global companies will be invaluable to the continued development of the key customer base.

New product definition remains at the heart of Wolfson's success. Only by anticipating industry trends and working closely with customers can we ensure the right products are developed to meet future market requirements. The appointment of Peter Frith to the position of CTO during the year broadens his role in influencing the technical development of the Company in support of new product definition. He has played a key part in leading the technical specification of new products and the introduction of new technologies.

Following George Elliott's resignation, which takes effect from 28 February 2007, we are also pleased to welcome Mark Cubitt to the post of CFO. Scottish CFO of the Year in 2005 and most recently with the international engineering company Jacobs Engineering, Mark joins the Company with a wealth of financial and city experience and we welcome him also to the management team.

People are the Group's key asset and we have continued to build the outstanding Wolfson team. Our foundation – engineering capability – has been strengthened globally and we believe we have one of the finest mixed-signal engineering teams in the world.



'The on-going digital revolution continues to fuel demand for Wolfson's innovative new products and we look forward to delivering further growth in 2007.' David Milne CEO

The Wolfson brand

Audio is the key interface to more and more digital consumer products, which are increasingly differentiated by their sound quality. Voice, music and video are essential features today, and our customers rely on crisp, clear signals to provide the best user experience. Wolfson, through its focus on providing hi-fi quality in its chips has established an internationally recognised brand name for its audio products, for both home and portable applications. As the Company introduces additional technologies and addresses new markets, we will continue to differentiate our products by innovation and quality, anticipating and serving our customers' requirements for excellence and performance.

Looking forward

In spite of the challenging market conditions that affected Q4 revenues, Wolfson is well positioned for 2007, reflecting its good design momentum and strategic focus on growing digital consumer electronic markets. For the first quarter, revenues will be impacted by seasonality, particularly in some key applications as well as an ongoing inventory correction in the global consumer electronics markets.

Looking further into 2007, the Company expects quarter on quarter revenue growth to commence from the second quarter driven by new product launches, an improvement in the inventory cycle and Wolfson's strong design win position. Consequently, the Company looks forward to delivering further growth for the year.

The quarterly financial reporting introduced by the Company last year, we believe, provides the best form of communication with shareholders to allow them to understand and track the Company's ongoing prospects and performance.

We are continuing to focus on providing our customers with market leading chips with which they can differentiate their end products. Where appropriate we are looking to acquire technology (such as the acquisition in January 2007 of Oligon, a developer of microelectronic mechanical technology) to ensure timely new product introductions. In 2007, we aim to broaden further our customer relationships through the excellence of our technical support and the compelling solutions provided by our new product introductions. We believe we have the infrastructure in place and have the management to take the Company through the next stage of development.

We thank you for your support.

John Carey
Chairman

30 January 2007

David Milne
Chief Executive Officer



Left to right: Dave Shrigley CEO (from 1 March 2007), Nat Edington Business Unit Manager

'Our excellent team creates world leading solutions for today's most successful consumer electronics companies. I am excited about our growth prospects and look forward to leading Wolfson to the next level.' Dave Shrigley CEO (from 1 March 2007)

Wolfson Microelectronics is a semiconductor company specialising in the design and sale of high performance mixed-signal integrated circuits. These play an essential role in most digital products, converting information from the real world of analogue signals to and from the digital electronic processors at the heart of modern electronic products. Further, they are required for the analogue control functions which manage the voltages and currents within these products, optimising power consumption, particularly in battery operated appliances. Such mixed-signal circuits are key to many applications of the digital revolution.

Advances in semiconductor technology allow complex and low power processors to be produced, fuelling a dramatic expansion in the number of digital products targeting the apparently insatiable demand from consumers for global wireless communications, entertainment and information. The convergence of communications, computing and entertainment in portable consumer products together with on-line media access via the web is creating exciting opportunities for electronics companies which in turn is driving growth in the semiconductor industry. Industry analysts estimate the market for portable digital consumer goods (including mobile phones) exceeded 1.2bn units in 2006 and predict it to continue growing strongly for the foreseeable future.

Wolfson focuses on emerging and high growth aspects of the digital consumer market with its unique range of mixed-signal products. The emergence of a wide range of portable devices has been the main driver of the business over the past few years. The growth of digital media however, impacts more than portable products. Home entertainment systems are becoming widespread with ever improving quality and realism, a trend now extending to the car. Also, computer peripherals are becoming ubiquitous as part of the entertainment systems and office facilities. All require mixed-signal products such as those produced by Wolfson.

Over the past few years Wolfson has established an enviable reputation for its audio brand. Many of the world's leading electronics manufacturers are customers, with our chips providing the audio in products such as MP3 players, personal media players, mobile phones, digital cameras, games consoles, flat screen TVs and hi-fi systems. The Company has developed a broad range of products and continues to invest heavily in research and development to expand its product portfolio. We target growing consumer markets, where added functionality and increased performance are essential to meet customers' expectations. We believe the digital revolution is still in its early stages of development and further advances in technology will allow ever more complex and sophisticated consumer products to be created providing new opportunities for the Company.

Technical drivers of the business

Mixed-signal integrated circuits combine both digital and analogue circuitry on the same piece of silicon to enable information to be transformed from an analogue format into a digital format and vice versa. Such circuits are required to have excellent analogue performance and incorporate many thousands of digital logic gates. Special design techniques and technology are used to optimise the performance, power consumption and cost of these circuits. Wolfson has built up an outstanding capability over more than 20 years. Prior to developing its own standard products, the Company undertook contract design work and built up considerable expertise in design, gaining experience of a wide range of different applications. As a result, we established a strong base on which to develop a highly experienced team of mixed-signal design engineers.



Left to right: **Julian Hayes** VP Marketing, **Peter Frith** Chief Technical Officer, **Colman Clarke** Business Unit Manager

'Innovative products are at the core of our business. Our technology connects the digital world to the human senses, creating exciting new user experiences and enabling our customers to differentiate their end products.' Peter Frith CTO

With the move to become a fully fledged fabless semiconductor supplier, the Company expanded its technical and commercial capabilities adding both product marketing and operations functions for the definition and supply of our own products. Innovative mixed-signal products are at the core of the Company's success and we aim to invest about 14% to 15% of revenues in new product development each year to retain our technology position in the market. During 2006, we expanded the engineering team by 50% both broadening the technical expertise, particularly in power management and strengthening the core audio capability for which the Company is best known. An important aspect of the Company's capability is its ability to specify new products which anticipate market needs. Our products are high quality, high performance and have differentiated specifications. As a result, they are generally not pin-compatible with competitors' products. This leads to strong customer relationships and we are proud of the diverse range of world leaders that buy our products. We aim to create world class products and develop product roadmaps targeted at growth markets, which provide the innovative solutions that anticipate the industry trends. The Company competes with a small number of other suppliers of mixed-signal circuits notably, Texas Instruments, AKM, Cirrus Logic, Analog Devices, Maxim and AMS. We aim to differentiate our products through their functionality and performance derived from our understanding of market needs combined with innovative engineering solutions.

The execution of new product developments is critical to meeting the rapid product evolution in high growth consumer markets. The process of integrated circuit development is demanding and complex. It is assisted by Computer Aided Design facilities but requires substantial creative input by engineering designers, test engineers and product engineers to produce a fully functional device that can be manufactured in millions of units with the required quality. The Company has developed and continues to improve its proprietary CAD software suite which along with standard industry tools provides a specialised environment in which to create world class products. As it takes several years to train expert designers of mixed-signal circuits, the engineering capability at Wolfson represents a valuable asset for the future growth of the Company.

Technology advances allow more circuitry to be integrated into a single integrated circuit. Moore's Law predicted the doubling of circuit complexity every 18 months or so, a remarkable feat that has been achieved over the past 20 years. As complexity has increased the concept of a system on a chip (SOC) has emerged in which all the circuitry for a system or a product is contained in a single chip. While this approach has been successful in a few applications it is not necessarily optimum for the vast majority, as the time to market of a new product is extended and the performance can be compromised by the complexity of the development. In our market of mixed-signal products there are additional technical conflicts between the requirements of the digital technology and those of the analogue technology which further reduce the potential benefit of integration. The trend we believe that will prevail, particularly in developing markets where there is considerable technical evolution of the products, is further independent integration of the digital circuitry in ultra-small geometry technology with a separate integration of the analogue and interface circuitry in more complex mixed-signal devices in an optimised larger scale technology. At Wolfson, our strategy of integrating several mixed-signal functions on a single chip allows us to optimise the technology and the cost while maintaining the highest possible technical performance. A key part of this strategy extends the functionality of the products to integrate power management in addition to audio and video signals. Our Integrated Sound and Power Management product family is intended to provide customers with physically smaller more cost effective solutions to their product requirements.



Left to right: Alistair Banham Senior VP, Worldwide Sales, Iain Mackay VP Information Services

'We are continuing to pursue key growth markets such as mobile handset, flat panel TV and automotive. Wolfson is aligned to capitalise on these opportunities in 2007 and beyond.' **Alistair Banham** Senior Vice President, Worldwide Sales

Acquisition

In January 2007, the Company acquired 100% of the issued share capital of Oligon Ltd, a private company based in Edinburgh. Oligon is a developer of microelectronic mechanical technology which will allow the Group to extend the range of products offered to its customers.

New products development and manufacture

During 2006, the Company has introduced 16 new products for a range of audio and digital image processing applications. Key target applications with strong growth potential for Wolfson include the mobile phone market which is rapidly adopting high quality audio capability and flat screen TVs. A particular product of note introduced during the year was the low power CODEC incorporating a novel Class D output which was voted the best mixed-signal product in 2006 by the industry critics. This innovative product is suitable for low power portable applications such as MP3 players and music-enabled phones. Other innovative new products were targeted at next generation document imaging and consumer audio applications. Solid progress was also made towards developing new integrated sound and power management chips which are due for commercial release during the second half of 2007.

The process of new product development creates proprietary intellectual property which the Company protects through patents in key countries. During the year the Company further strengthened its patent portfolio.

Mixed-signal chips targeting digital consumer applications are challenging to produce as they require a combination of low power consumption, high performance and economic manufacturing cost. We partner with the leading silicon foundries in Korea and Singapore which specialise in manufacturing mixed-signal silicon wafers. To ensure adequate supply and to mitigate against possible supplier disaster, a number of different fabrication plants are used.

Quality of manufacturing is paramount and rigorous monitoring of the manufacturing processes is undertaken. Wafers are assembled into individual devices which are each tested before shipment to customers. We partner with a number of assembly and test houses to provide the required range of package styles and to provide adequate capacity. Each device type is thoroughly characterised as part of the rigorous development process and qualified through a process of accelerated lifetest to ensure reliable and economic manufacturability. In production, each individual device is tested to the published performance standards before shipping to the customers.

The Company is proactive in ensuring its products meet the highest environmental standards. During the year, the Company eliminated from its processes and products the use of lead and other proscribed substances and has embraced the requirements of the Restriction of Hazardous Substances Directive (see the Environment section on page 8). As a part of this commitment, all leaded and non-conforming inventory was eliminated during the year at a one off cost of $0.5m.

The Company complies with the quality standards and methodology defined by ISO9001 for which it is certified by the British Standards Institute.

Sales

Not only do we aim to have world class products, our customers expect world class support. We provide local technical and commercial support to customers where possible through our network of sales offices in the major areas for electronics development and manufacture. At the beginning of the year 49 people were employed in the offices. During the year we have added to the scope of our field sales engineering in our existing offices and extended the geographic reach to include India with an office in Bangalore and increasing the total staff to over 60. We now support



Left to right: John Urwin Operations Director, Mark Cubitt CFO and Finance Director (from 15 January 2007)

'I'm delighted and excited to join an internationally recognised market leader. I look forward to being a member of the Wolfson team and contributing to the continued growth and success of the Company.' Mark Cubitt CFO and Finance Director (from 15 January 2007)

our customers through ten sales offices in China, Japan, Taiwan, Korea, Singapore, USA, India and the UK. Most offices are equipped with applications laboratories which are used by both our customers and ourselves for product demonstration and system debugging.

On time delivery of products to the customers' locations is essential in a modern manufacturing environment. To provide efficient supply logistics the Company has expanded its warehousing capability in Malaysia which handles most of the shipments delivered in the Asia Pacific region. For some major customers, warehousing of product at our customers' sites has been established while for smaller customers and in Japan, local distribution partners are used. Delivery times to customers have improved throughout the year with on time delivery now running at close to 100%.

Organisation and people

Our success depends on the people we employ and their organisation as an effective team to execute the Group's strategy. Our clear goal of being a leading global supplier of mixed-signal chips unifies the objectives of all the staff. During the year there have been some significant changes to the management team. In August, Jim Reid left the Company and the position of Chief Technical Officer was taken over by Peter Frith. Peter joined the Company shortly after its foundation and has been responsible for the development of many of its leading products. To strengthen the sales organisation, Alistair Banham was appointed as Senior Vice President of Worldwide Sales. With a background in senior sales and marketing management with several international semiconductor companies, his experience will be invaluable in shaping the next stage of development of the sales organisation. Towards the end of the year, David Milne indicated his intention of stepping down from the position of CEO but will continue to contribute as a director on the Board. We are delighted to welcome Dave Shrigley to the post of CEO from March 2007. An experienced executive from the semiconductor industry, he had many years of operational experience at Intel both in the Far East and the USA. Dave will be based in Edinburgh.

Following George Elliott's resignation, which takes effect from 28 February 2007, we are also pleased to welcome Mark Cubitt to the post of CFO from 15 January 2007. Scottish CFO of the year in 2005 and most recently with the engineering company Jacobs Engineering, Mark joins the Company with a wealth of financial and city experience.

Under the leadership team of experienced executives, the Company is organised into business units, each responsible for specific market segments giving a close relationship between the market and new product development. Sales, marketing, operations and administration are corporate functions which support the business units. The Company enjoys an excellent profile within the engineering community through its strong engineering culture and market focus enabling it to attract high quality personnel. This culture owes much to the development of the engineering team through our relationships at both undergraduate and postgraduate levels with Edinburgh University and our links with other universities.

Our employment policy is to treat all employees in accordance with local employment legislation, fairly and equally, within a safe and healthy work environment. Through the qualification process for subcontractors, Wolfson requires them to extend similar conditions to their employees.

The Company has an induction programme for all new recruits and we have invested significantly in training and development activities during the past 12 months. As we have grown, there has been an increase in non-technical staff and training to give a better understanding of the semiconductor industry has been given to non-specialists. All staff participate in the performance review process which is aimed at continuous improvement. We support professional qualifications and reimburse professional membership fees where appropriate.

Management communicates regularly with employees on a number of areas including business performance updates, environmental awareness and recent legislation changes. The Company supports the social networking of staff and has in 2006 agreed to provide financial support for a Sports and Social Club. A regular newsletter and intranet communication has also been introduced to help broadcast employee-led achievements across the Company.

The Human Resources team has responsibility for co-ordinating recruitment, training and monitoring adherence with employment legislation and employee policies, reporting to the CFO.

Corporate Social Responsibility

Although the Company is primarily accountable to its shareholders, it also recognises that it has responsibilities to other stakeholders which include employees, customers, suppliers, and the local community in which it operates. The Board accepts its responsibility to be accountable to all stakeholders.

The Company is dedicated to supplying high quality products which meet the requirements of our customers in a manner consistent with high environmental and ethical standards. These principles form an integral part of the management processes and operations throughout the world.

Environment

Our policy is to behave in an environmentally responsible manner, consistent with and in compliance with local legislation and protocols. We require our suppliers to conform to the requirements of ISO14001, the Montreal Protocol for substances that deplete the ozone layer, and relevant local legislation to ensure control and/or elimination of materials recognised as hazardous. Additionally we recycle waste materials where possible and, where appropriate, encourage our suppliers to do likewise.

The Company attained ISO14001 accreditation in 2005. It has a mature environmental management system for assessing, controlling and monitoring the potential environmental impact of activities at the Company's premises and at those of its subcontractors. A programme of targets and objectives, subject to periodic review, is in place to ensure continual improvement and to prevent pollution. We have established an environmental training procedure for relevant staff. The Company's Environmental Policy and Environmental Manual is available for reference by all employees on the Company's intranet.

The Company has adopted the EIA (Electronics Industry Alliance) Materials Declaration Guide, an industry consensus on material bans, restrictions and disclosures. We require our suppliers to demonstrate that they do not use what are internationally considered to be harmful materials. Through 2006, Wolfson has phased out products with lead terminal plating and now only offers products which are lead-free and compatible with lead-free manufacturing processes. Wolfson is currently evaluating the possibility of removing Bromine and Antimony from the mould compound on our devices. All Wolfson products are fully compliant with the EC Directive on Restriction of Hazardous Substances.

The responsibility for the Company's environmental policy and management has been delegated by the Board to the CEO. This includes the setting of the policies of the environmental management system, its objectives and targets. The Vice President of Quality is responsible for the implementation and maintenance of the environmental management system in accordance with the requirements of ISO14001. Management review meetings are held on a regular basis to monitor the performance of the environmental management system. Environmental reporting is verified through audit procedures performed by the British Standards Institute for compliance with ISO14001.

Ethical business practices

Wolfson is a fabless semiconductor company based in the UK with subcontracted manufacturing operations overseas. We aim to ensure that the products which we supply are manufactured by subcontractors to internationally recognised ethical and environmental standards and laws. Our key suppliers must confirm in writing that they meet these standards and laws.

All employees are expected to behave ethically when working for the Company and this is reflected in our policies which are detailed in the staff handbook.

Wolfson is committed to the principle of equal opportunity in employment and its internal procedures reflect this. The principle is supported by the Company's recruitment, disciplinary and grievance procedures.

The Company recognises its legal responsibilities to ensure the well being, safety and welfare of its employees and to maintain a safe environment for visitors and any subcontractors while they are on our premises. All staff are instructed on the Company's health and safety policy which can be accessed by all employees on the Company's intranet. The Operations Director has responsibility, delegated by the Board, for the Company's health and safety matters.

Local community

The Company aims to make a contribution to the communities in which it operates. The responsibility for community matters has been delegated by the Board to the CEO within agreed budgetary parameters. A community relations programme, which includes proposed levels and categories of sponsorship and charitable donations was approved by the Board during the year. The principal elements are: education, sports and event sponsorship, and employee charity matching.

The Company provides a scholarship programme for a number of students at Edinburgh University during their engineering degree courses and for postgraduate research fellowships. As well as providing financial support, the programme includes placements for work experience and project work within the Company. During the year, the Company sponsored an exhibit in the Edinburgh International Science Festival aimed at raising children's awareness and interest in science. The Company has also supported sports and the arts with the provision of sponsorship to high potential local athletes and school groups and sponsorship for an event at the Edinburgh Film Festival respectively. We provide sponsorship to employees who undertake fundraising activities for charities and support for community projects in which employees participate.

In 2006, the Group supported charitable and community activities, including the scholarship programmes, with donations and sponsorships totalling $361,000 (2005: $197,000).

- Revenues increased by 23% to $204.1m
- Portable segment revenues rose 40% to $151m
- Sales in multimedia mobile handsets rose 73%, representing 18% of overall revenues
- Gross margin improved to 51.8%
- Profit before tax and non-recurring charge rose 30% to $50.3m, $44.6m after the non-recurring charge
- Fully diluted earnings per share before non-recurring charge were 30.05 cents, 26.66 cents including non-recurring charge
- Net operating cash inflow before non-recurring charge of $43.8m
- Net cash balances at 31 December 2006 of $99m
- Product portfolio of 106 products


60
50
40
30
20
10
0
Portable audio
Mobile phones
MFP and scanner
GPS
Games consoles
Cameras
PDA
DVD
STB and PVR
Television
PC
Automotive
Other
2006
2005

Revenue by application in 2006 and 2005 ($m)

Operating Review

Wolfson consolidated its position in 2006 as one of the leading providers of high performance audio and imaging semiconductors to many of the world's top consumer electronic brands including Apple, Canon, Hewlett Packard, LG, Microsoft, Samsung, Sony and TomTom. Our top 20 end customers accounted for 73% of revenue in 2006 (2005: over 65%) with no end customer accounting for more than 22% of revenue in 2006 (2005: 20%). Revenue by major application in 2006 is summarised in the chart above together with prior year comparatives.

Portable

The portable segment continued as the principal growth driver, accounting for 74% of sales in the year. Revenues in this segment increased by 40% to $151m for the year (2005: $108m). The key contributors to growth during the year were MP3 players, multimedia phones, satellite navigation devices, and digital cameras.

The Company made significant inroads into the multimedia handset market with year-on-year sales increasing by 73% in 2006, making this application the second largest contributor to annual revenues at 18% (2005: 13%). Wolfson's share of the global handset market increased to 3% in 2006 from 1% in 2005. However, as widely reported, the multimedia handset market was dampened by sluggish demand for high-end smart phones in the fourth quarter.

Wolfson also maintained its leading position in the MP3 market with sales up by 32% for the full year. Growth in satellite navigation and digital cameras markets was also robust with annual sales up by 153% and 66% respectively compared with 2005.

Consumer Audio

Revenues from consumer audio applications, where Wolfson's semiconductors are typically used in mains-powered electronics goods, declined slightly over the year to $31.4m (2005: $33m). The decline was mainly due to the continuing fall in demand from DVD player manufacturers, now less than 3% of revenues, and to softness in the personal computer market where the Company's products are used in sound cards.

Good revenue growth in 2006 was seen in flat panel televisions, up by 71% and digital set-top boxes and personal video recorders, up by 28%, albeit from a modest base, where the market is developing in response to demand for higher quality products and the availability of digital media transmission.

The automotive sector, where Wolfson currently focuses on the after-sales market for high-end audio applications, continued to gain momentum, with revenue up three-fold for the year compared to 2005.

Imaging

Imaging products, which are incorporated into a wide range of multifunction peripherals ("MFPs"), performed in line with expectations, with revenue of $22m (2005: $26m) for the year. The decrease was due mainly to the timing of customers' new product introductions and consolidation in the marketplace.

	2006 $000	2005 $000	Change (Year-on-Year)
Revenue	**204,133**	166,558	+23%
Gross Profit	**105,708**	83,546	+27%
Gross Margin	*51.8%*	*50.2%*	
Distribution & Selling Costs	**(19,871)**	(15,277)	+30%
% of revenue	*9.7%*	*9.2%*	
Research & Development Expenses	**(29,286)**	(21,467)	+36%
% of revenue	*14.3%*	*12.9%*	
Administrative Expenses	**(9,643)**	(8,834)	+9%
% of revenue	*4.7%*	*5.3%*	
Operating Profit	**46,908**	37,968	+24%
% of revenue	*23.0%*	*22.8%*	
Net Financing Income	**3,433**	717	
% of revenue	*1.7%*	*0.4%*	
Profit before tax	**50,341**	38,685	+30%
% of revenue	*24.7%*	*23.2%*	

Financial Review

Financial Reporting

The Group and the Company's financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union.

As previously reported, a non-recurring charge of $5.8m ($4.0m after related tax credit) was incurred in Q3 2006 to compensate a number of employees who had been granted share options under the Company's Enterprise Management Incentive Scheme, which vested in August 2006, and were established to be non-qualifying for personal tax relief purposes.

Financial Results

The Group's results are summarised in the table above and have been stated before the non-recurring charge, as described above.

Revenue increased by 23% to $204.1m from $166.6m in the previous year and profit before tax grew by 30% to $50.3m from $38.7m which resulted in earnings per share increasing to 30.05 cents from 24.95 cents on a fully diluted basis before the non-recurring charge. The increase in profitability was attributed mainly to:

- 40% growth in portable business, particularly MP3, mobile phone and GPS applications.
- increase in the gross margin to 51.8% from 50.2%
- offset by an increase in operating costs in line with growth in revenue (operating costs 28.8% of revenue in 2006 compared to 27.4% in 2005).

Gross profit in 2006 was $105.7m, up 27% from the previous year (2005: $83.5m). During the year the gross margin increased by 160 basis points to 51.8% (2005: 50.2%). This was attributable mainly to the increased contribution from the sale of more differentiated products, reduction in costs and improvement in manufacturing efficiencies. The increase in gross margin was also in line with those indicated in the quarterly results announcements during 2006 as summarised as follows:

In our quarter one results announcement we stated that gross margins were anticipated to be around 51%. The actual gross margin for quarter two 2006 was 51.6%. In our quarter two results announcement we stated that we anticipated gross margins to continue to be over 51% in the third quarter of 2006. The actual gross margin in quarter three was 52%. Our quarter three results announcement stated that the gross margin was expected to remain at over 51% in the fourth quarter. The actual gross margin in quarter four 2006 was 52.7%.

We continue to invest in new product development and expenditure on research and development, before the non-recurring charge, increased by 36% to $29.3m or 14.3% of revenue (2005: $21.5m or 12.9% of revenue). The majority of this increase was attributable to recruitment of additional engineers. It is anticipated that we will continue to spend approximately 14% to 15% of revenue on research and development on an annual basis.

Distribution and selling expenses before the non-recurring charge increased by 30% to $19.9m or 9.7% of revenue (2005: $15.3m or 9.2% of revenue). The increase was due mainly to investment in additional sales personnel and application engineers in the regional sales offices. We expect distribution and selling expenses to continue to be approximately 10% of revenue on an annual basis.

Administrative expenses before the non-recurring charge increased by 9% to $9.6m or 4.7% of revenue (2005: $8.8m or 5.3% of revenue). We anticipate that administrative expenses will continue to be approximately 5% of revenue on an annual basis.

Share based payment charges, calculated in accordance with IFRS 2, amounted to $3.3m in 2006, compared to $2.4m in 2005. The increase was due mainly to share options granted in 2006.

Operating profit before the non-recurring charge was $46.9m or 23.0% of revenue, compared to $38.0m or 22.8% of revenue in 2005. The 24% increase in operating profit was due mainly to the growth in revenues more than offsetting the increase in operating costs.

Net financing income increased by almost a factor of five to $3.4m (2005: $0.7m). This was mainly due to the reduction in interest charges following repayment of the $15.8m loan during the year and increase in interest received on short-term deposits.

Taxation

The total effective rate of tax for 2006 is almost 29%. This is higher than the expected effective rate, of around 27%, and reflects the different basis of calculation of deferred tax on unexercised share options at the year end and related share based payments charged in the period. The calculation of deferred tax is based on the difference between the share price at the balance sheet date and exercise price whereas share based payments are calculated using fair value at date of grant. There were a significant number of unexercised share options at 31 December 2006 which had an exercise price in excess of the share price at the year end.

The ongoing total effective tax rate is anticipated to be around 27 to 28% reflecting the availability of tax allowances on research and development expenditure. This may however be affected by the calculation at each period end of deferred tax on employee share options.

Taxation payable on the Company's profits in 2006 has been significantly reduced by tax relief in respect of gains arising on the exercise of share options by employees during the year. Consequently only $4.4m of the tax charge for 2006 was payable in cash with the balance of $8.4m mainly attributable to the movement in the deferred tax balance during the year.

Dividends

Our current policy, which is kept under regular review, is to retain future earnings for the development and expansion of the business. Payment of any future dividends will be at the discretion of the Board after taking into account various factors, including the Company's current and future cash requirements, development plans and operating results.

Cash Flow & Balance Sheet

Cash and short-term deposits, after repayment of a loan of $15.8m and payment of $5.3m in respect of the non-recurring charge, amounted to $99.4m at 31 December 2006 compared to $81.0m at 31 December 2005.

Net cash inflow from operating activities before the non-recurring charge was $43.8m compared to $42.5m in 2005.

Cash outflow on capital expenditure in 2006 amounted to $8.5m compared to $4.4m in 2005. The majority of this expenditure was invested in test and related equipment.

Working capital (excluding cash and short-term deposits) at 31 December 2006 expressed as a percentage of revenue was 18%, slightly higher than the previous year (31 December 2005: 15%). The value of inventory held at 31 December 2006 was $22.3m or 83 days inventory compared to $15.9m or 44 days inventory at 31 December 2005. It is anticipated that inventory levels will average around 90 days in 2007 to meet fluctuations in demand. Trade receivables amounted to $21.0m or 40 days sales outstanding at 31 December 2006 compared to $30.8m or 39 days sales outstanding at 31 December 2005. It is expected that the number of days sales outstanding will average around 42 in 2007.

Trade payables at 31 December 2006 amounted to $6.5m or 27 days purchases compared to $18.2m or 51 days purchases at 31 December 2005. It is anticipated that the number of days purchases will average around 45 in 2007.

Treasury and Foreign Exchange

The Company's current policy which is kept under review is not to hedge its exposure to fluctuations in exchange rates because nearly all revenue, cost of goods sold and a significant proportion of its operating costs are denominated in US dollars. It is estimated that a 5% fluctuation in the US dollar/sterling exchange rate would have the effect of changing the Group's operating profit by less than 1% on an annualised basis.

Pensions

The Company operates a defined contribution and a defined benefit pension scheme. The defined benefit scheme was closed to new entrants with effect from July 2002. Note 18 to the financial statements sets out the accounting basis of the defined benefit scheme.

Risks and uncertainties

Management of the Company are constantly considering and reviewing risk. In addition the Company has put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Audit Committee, as a result of which the Directors are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also addressed on pages 20 and 21 in the Corporate Governance statement.

This Annual Report contains certain forward looking statements that are Wolfson's expectations and beliefs about our future business. These statements are made by the Directors in good faith, based on information available to them at the time of the approval of the report. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. Actual results may differ from those expressed in such statements, depending on a variety of factors. These factors include, but are not limited to, consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; decline in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

There are a number of potential risks and uncertainties which could have a material impact on the Company's long term performance:

Fabless business model

The Company does not have its own manufacturing facilities. As a result, the Company's business model is less capital intensive. The Company uses Chartered Semiconductor, Magnachip and TSMC for the manufacture of most of its silicon wafers and Unisem and Carsem for major test and assembly services. The Company is reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test its products and to provide high quality products on time. The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundries and production assemblers to resolve issues.

Dependence on the growth of the consumer electronics market

Wolfson's future success is dependent on the growth of the digital consumer electronics market and the successful adoption by customers of its integrated circuits in their products. The future size of the digital audio, digital imaging, portable devices markets, and other potential markets, is uncertain and depends on a number of factors, all of which are beyond the Company's control. The failure of these markets to develop as the Company expects would have a material adverse effect on the business, financial condition and results of the Company's operations.

Seasonality

The Company's products are mainly sold to manufacturers of consumer electronic products. As a result, the Company's business is subject to seasonality with increased revenues in the second half of the year and lower revenues after the main holiday period.

Infringement of third party intellectual property rights

The semiconductor industry is characterised by cross-licensing and frequent litigation regarding patent and other intellectual property rights. We have provided certain indemnification rights to some of our customers in respect of the infringement of third party intellectual property rights regarding our products.

Claims against the Company could adversely affect our ability to market and sell our products, require us to re-design products or seek licences from third parties, require us to pay substantial monetary damages, and seriously harm our operating results. In addition, the defence of such claims could result in significant costs and divert the attention of the Company's executives and technical personnel from their day to day work.

Customer dependence

The Company supplies products to a range of companies. The Company seeks continually to expand its customer base and customer mix. However, one or a small number of customers may become responsible for a significant proportion of the Company's sales. Rapid variation of such customers' demand could then significantly affect the Company's revenues. No single customer accounted for more than 22% of revenue in 2006.

Personnel

The Company relies on the ability to hire and retain appropriately qualified staff who provide the expertise and experience critical to our business and the implementation of our strategy. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, we experience difficulty in locating candidates in the relevant country with appropriate qualifications. We enter into employment contracts with our personnel but there is no assurance that we will be able to continue to hire and retain appropriately qualified personnel. The loss of the service of, or failure to recruit in a timely manner, key technical and management personnel would adversely impact our product development programmes and could have a material adverse effect on our performance and future growth.

Competitors

The markets in which we operate are very competitive and are characterised by rapid technological change and evolving standards. Many of our competitors are larger in size, have larger financial, marketing and/or technical resources, a longer trading history and larger installed customer bases. As a result, they may devote greater resources to the development, promotion and sale of their products than the Company can. These factors may prevent us from competing successfully against current or future competitors.

Directors

D John Carey (age 70)
Chairman

Mr Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey is chairman of the Nomination Committee. Mr Carey was a founding investor in Integrated Devices Technology Inc., serving as a member of the board before becoming Chief Executive Officer and Chief Operating Officer in 1982 and Chairman of the Board from 1991 to 1999. In 1969, Mr Carey was founder of Advanced Micro Devices, Inc. where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne (age 64)
Chief Executive Officer and Managing Director

Dr Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. Dr Milne is a member of the Nomination Committee. Dr Milne will retire from the post of Chief Executive Officer on 28 February 2007 but will remain a Board member. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998 and is a Fellow of the Royal Academy of Engineers. During 2005, Dr Milne was appointed to the European Leadership Council of the Fabless Semiconductor Association. He has a Doctorate in Physics from Bristol University and has been a member of the Court of the University of Edinburgh since 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

George Reginald Elliott (age 54)
Chief Financial Officer and Finance Director (until 15 January 2007)
Executive Director (from 15 January 2007)

Mr Elliott joined the Board in January 2000 and served as the Chief Financial Officer and Finance Director until 15 January 2007. Mr Elliott will remain a member of the Board until 28 February 2007. Mr Elliott was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now Sykes Europe Limited), where he was responsible for strategic sales and marketing. Mr Elliott, formerly a partner of Grant Thornton, is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

John Martin Urwin (age 46)
Operations Director

Mr Urwin joined the Board in 1994. From 1988 to 1994 he worked for Fujitsu Ltd where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University. Mr Urwin is also a non-executive director of System Level Integration Limited.

David Allen Shrigley (age 58)
Chief Executive Officer designate (appointed 27 November 2006)

Mr Shrigley was appointed to the Board on 27 November 2006 as Chief Executive Officer designate and he will become Chief Executive Officer with effect from 1 March 2007. Mr Shrigley was previously a director of SonicWall, Inc. and, while a general partner at Sevin Rosen Funds in California from 1999 to 2005, he was a portfolio director of several companies including SPI Lasers plc. Mr Shrigley was a member of the executive team at Bay Networks from 1996 to 1998 when Bay Networks was acquired by Nortel where Mr Shrigley continued to work until 1999. Mr Shrigley held a number of senior executive positions during his career at Intel from 1978 to 1996. In particular, during that time, Mr Shrigley spent six years as Vice President and General Manager of Asia Pacific Sales and Marketing Operations before becoming Vice President and General Manager of Corporate Marketing. Mr Shrigley is currently a non-executive director of Rambus, Inc.

Mark Cubitt (age 44)
Chief Financial Officer and Finance Director (appointed 15 January 2007)

Mr Cubitt joined the Board in January 2007 and serves as the Chief Financial Officer and Finance Director. Mr Cubitt was previously Vice President of Finance at Jacobs Engineering in the UK and Ireland. He was the Finance Director of Babtie Group from 2001 until the sale of the company to Jacobs Engineering in 2004, when he then took up a wider finance role within Jacobs. Before joining Babtie, Mr Cubitt was the Finance Director of Dawson International PLC, where he worked from 1996 until 2000. From 1988 to 1994, he held a number of finance posts in Christian Salvesen PLC and its then subsidiary Aggreko. Mr Cubitt is a Chartered Accountant and has a degree in Accountancy and Computer Science from Heriot-Watt University.

Barry Michael Rose (age 61)
Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Non-executive Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001, Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Optos plc.

Ross King Graham (age 59)
Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration Committee and is a member of the Nomination Committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003. Throughout his time at Misys he played a key role in developing and implementing its acquisition strategy. He holds several other non-executive directorships including Acambis plc and Psion plc.

Robert Laurence Eckelmann (age 50)
Non-executive Director

Mr Eckelmann joined the Board in November 2004 and serves on the Audit, Nomination and Remuneration Committees. From 1988 to 2002 Mr Eckelmann was employed by Intel Corporation, where he launched its Asian business and was then vice president and general manager of the EMEA region. Before joining Intel in 1988, Mr Eckelmann served for six years at the US Department of Commerce responsible for high-tech trade policy and negotiations with Asia and the EU. Mr Eckelmann holds several non-executive directorships including: Emulation & Verification Engineering, MDS Holdings and Xaar plc.

The directors have pleasure in submitting their report and financial statements for the year ended 31 December 2006.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits.

Financial

The Group's consolidated profit for the financial year, after taxation, was $31,740,000 (2005: $29,034,000). A financial review of the results for the year is set out on pages 11 and 12.

The financial risk management objectives and policies and an indication of the exposure to financial risk is included in note 20 to the financial statements.

Dividends

The Company's current policy, which is kept under regular review, is to retain future earnings for the development and expansion of the business. Payment of any future dividends will be at the discretion of the Board after taking into account various factors, including the Company's current and future cash requirements, development plans and operating results.

Review of development and future prospects

The report of the Directors should be read in conjunction with the Letter from the Chairman and Chief Executive Officer, the Business Review and the Operating and Financial Review on pages 1 to 13, which contain details of the principal activities of the Group during the year and an indication of future developments.

The Business Review has been divided into three areas and dealt with in this Annual Report as follows:

- principal risks and uncertainties – pages 12 and 13 of the Operating and Financial Review;
- a review of the development and performance of the business – included in the Business Review on pages 4 to 8 and in the Operating and Financial Review on pages 9 to 13; and
- key performance indicators – on pages 9 to 12.

Share capital

Details of the Company's authorised and issued share capital as at 31 December 2006 and of options granted under the Group's employee share option schemes are detailed in note 16 to the financial statements.

Research and development

The Group continues to invest in research and development of mixed-signal integrated circuits.

Donations

The Group made no political contributions during the year. Sponsorships and donations to UK charities amounted to $361,000 (2005: $197,000).

Directors

The directors who held office at the end of the year and their interests in the shares of the Company at the year end are set out on page 26. The interests of the directors in the share options of the Company are set out on page 32. No director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

James Robert Craig Reid resigned from the Board as an executive director on 24 August 2006. David Allen Shrigley was appointed to the Board as an executive director on 27 November 2006. Mark Cubitt was appointed to the Board as an executive director on 15 January 2007. Mr Cubitt is the new CFO and Finance Director, replacing George Elliott who is leaving with effect from 28 February 2007.

At the forthcoming Annual General Meeting, Dr Alastair David Milne and Ross King Graham will retire by rotation and, being eligible, will offer themselves for re-election. David Allen Shrigley and Mark Cubitt, who were appointed directors by the Board on 27 November 2006 and 15 January 2007 (respectively), will both retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for election.

The names and biographical details for the directors who held office at the end of the year are set out on page 14 and details of directors' service contracts are set out in the Directors' Remuneration Report on page 24.

Substantial shareholdings

As at 30 January 2007, the Company had been notified of the following interests in 3% or more of the ordinary share capital of the Company:

	Number of ordinary shares	%
The Goldman Sachs Group, Inc.	9,478,295	8.10%
Fidelity Investments	7,328,757	6.25%
Legal & General Group plc	4,778,601	4.08%
MFS Investment Management	4,036,200	3.44%
DJ Carey	3,981,657	3.40%

Purchase of own shares

At the Annual General Meeting held on 26 April 2006 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 11,349,502 ordinary shares. This authority expires at the conclusion of the Annual General Meeting to be held on 24 May 2007. This authority was not used during the year or up to the date of this report and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting as set out in Resolution 11 in the notice of the Annual General Meeting.

Policy and practice on payment of creditors

The Company's policy concerning the payment of creditors for goods and services is to pay suppliers within 30 days of the end of the calendar month in which the invoice is received (net 30 day terms), unless alternative terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers. At 31 December 2006, the Company had 27 days (2005: 51 days) purchases in trade payables.

Qualifying third party indemnity

Since 21 April 2005, a qualifying third party indemnity provision has been in force pursuant to the Company's current Articles of Association.

Oligon

On 10 January 2007, the Company acquired Oligon Limited ("Oligon") for a consideration of up to £2.9million (approximately $5.7 million), payable in cash and loan notes. Oligon was a privately-owned Edinburgh-based company with six employees whose principal shareholders were Scottish Enterprise and certain Oligon employees. The consideration involved an initial payment of £1.4million (approximately $2.7 million) on completion of the deal, with the remainder being deferred subject to the achievement of certain milestones.

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

A resolution to reappoint KPMG Audit Plc as auditors will be put to the members at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on 24 May 2007 in Edinburgh. The notice of the Annual General Meeting is contained in a separate booklet which is being sent to shareholders along with this Annual Report.

By order of the Board

Fiona Murdoch 30 January 2007
Company Secretary

Edinburgh

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore to apply, where they are deemed appropriate, the principles of corporate governance set out in the Combined Code (the "Code") as issued in July 2003. The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of the Code have been complied with during the financial year ended 31 December 2006. The few departures from full compliance are explained in the relevant section.

The Board comprises four executive directors and four independent non-executive directors including the Chairman. The independent non-executive directors, including the Chairman, have served throughout the year. The Board included four executive directors from the beginning of the year until 24 August 2006, the date of the resignation of JRC Reid from the Board. In the period from 24 August 2006 until 27 November 2006, the date of DA Shrigley's appointment as an executive director, the Board consisted of three executive directors and four independent non-executive directors including the Chairman.

Notwithstanding the presumption in the Code that a chairman cannot be considered independent after his appointment, all of the non-executive directors including the Chairman are considered by the Board to be independent (for reasons see section covering Board composition and operation). Biographical details of the directors serving as at 31 December 2006 are given on page 14.

Compliance with the Combined Code

The Group has complied, throughout the financial year ended 31 December 2006, with the provisions set out in Section 1 of the Code except that, for approximately nine months of the year, at least half the Board, excluding the Chairman, did not comprise non-executive directors determined by the Board to be independent. (Code provision A.3.2). The Board considers that it has an appropriate number of directors, who amongst them have the appropriate range of skills and experience given the size and complexity of the Group. The Board's view is that the independent directors are of sufficient calibre and number that their views carry appropriate weight and influence on the Board's decision making.

Board composition and operation

The Board considers all of its non-executive directors to be independent in character and judgement. None of the non-executive directors:

- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration other than a director's fee, participates in the Company's share option schemes or is a member of the Company's pension scheme;
- has close family ties with any of the Group's advisers, directors or senior employees;
- holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; or
- represents a significant shareholder, with the exception of the Chairman who owns 3.40% of the Company's issued ordinary shares; or
- has served on the Board for more than nine years.

Notwithstanding the Chairman's level of shareholding, and the fact of his being Chairman, the Board considers him to be very independent in character and judgement. He provides objective and impartial contributions to Board meetings and conducts thorough and rigorous analyses of the information provided on the affairs of the Company such that he can undertake a detailed and objective review of the business bringing to bear his considerable experience in the semiconductor industry.

The division of responsibilities between the Chairman of the Board and the Chief Executive Officer is clearly delineated, set out in writing and is regularly reviewed and monitored by the Board.

BM Rose is the Senior Independent Non-executive Director.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally initially appointed for fixed terms of three years. Following formal annual performance evaluation of each individual's performance, and considering that each of Mr Carey, Mr Graham and Mr Rose's performance continues to be effective and to demonstrate commitment to the role, including commitment of time for Board and Committee meetings, the Board (in accordance with the terms of the letter of appointment) invited these non-executive directors to serve for an additional period. These additional periods are three years in respect of DJ Carey and RK Graham and two years in respect of BM Rose. The non-executive directors have accepted these extensions to their term of appointment. The Group seeks to retain the services of the non-executive directors for periods that may be longer than is recommended by the Code due to their experience and knowledge. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours. These terms and conditions are also made available for inspection on the day of the annual general meeting and are now available on the Company's website.

There is a formal schedule of matters reserved for the Board which has been reviewed and updated during the year. The responsibilities of the Board include: determining and setting the strategic direction of the Group and approving the business plan and annual budget; ensuring that high standards of corporate governance are maintained; monitoring the performance of the Group; approving financing and significant capital expenditure; authorisation of significant transactions; reviewing the Group's systems of risk management and internal control; approving appointments to the Board and of the Company Secretary; determining the scope of delegations to Board committees; approving policies relating to directors' remuneration; the appointment and removal of the principal advisers and auditors; and ensuring that a satisfactory dialogue takes place with shareholders. The Board is responsible for reviewing and approving the annual report and accounts, the interim report and quarterly results announcements and for ensuring that these present a balanced assessment of the Group's position.

The Board delegates to management decisions including: the implementation of the strategies and policies of the Group as determined by the Board, monitoring the operating and financial results against budgets and managing and controlling the allocation of capital, human and technical resources. The Board regularly receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets monthly and may meet at other times at the request of any director. The number of scheduled Board meetings and committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
DJ Carey	10 (10)	n/a	n/a	8 (12)
AD Milne	10 (10)	n/a	n/a	11 (12)
D Shrigley*	1 (1)	n/a	n/a	n/a
JRC Reid**	5 (6)	n/a	n/a	n/a
GR Elliott	9 (10)	n/a	n/a	n/a
JM Urwin	10 (10)	n/a	n/a	n/a
BM Rose	10 (10)	6 (6)	9 (9)	4 (12)
RK Graham	10 (10)	6 (6)	9 (9)	4 (12)
R Eckelmann	10 (10)	5 (6)	8 (9)	12 (12)

* appointed to the Board on 27 November 2006

** resigned from the Board on 24 August 2006

(The figures in brackets indicate the maximum number of meetings held in the period during which the individual was a director.)

When directors were unable to attend Board meetings they were provided with all of the documentation for the meeting and were given the opportunity to provide their views to the Chairman or the Chief Executive Officer regarding the matters to be discussed. The minutes from the meeting were then provided as appropriate.

During the year, the Chairman has held meetings with the non-executive directors without the executive directors present.

A directors' professional development questionnaire was completed in 2006. Based on the responses to the questionnaire, any areas for update or development were identified. This type of review is to be conducted on an annual basis. An induction process is in place for any new directors, tailored to the individual directors' requirements in the light of his or her experience and prior industry knowledge.

In 2006, the Board again applied a formal process for evaluating the performance and effectiveness of the Board, its committees and its members. This was performed through a series of detailed questionnaires completed by the members of the Board and its committees. The results of this evaluation were collated and reported by the Senior Independent Non-executive Director to the Chairman so that follow up actions could be implemented. The general results of this evaluation process were communicated to the rest of the Board and any specific feedback communicated to the individual directors. Appropriate actions were then identified and taken. The Senior Independent Non-executive Director conducts the performance evaluation of the Chairman, taking into account the views of all directors. It is intended that a formal process of evaluation of the performance and effectiveness of the Board and its committees will be conducted on an annual basis.

All directors have access to the advice and services of the Company Secretary and to provision of independent professional advice in furtherance of their duties at the Company's expense. The Company maintained directors' and officers' liability insurance cover throughout 2006. This insurance cover has been renewed for 2007.

The Board has a Nomination Committee, Remuneration Committee and Audit Committee. The terms of reference for each committee can be found on the Investor Relations section of the Group's website at *www.wolfsonmicro.com*

Nomination Committee

Committee Chairman: ***DJ Carey***
Committee Members: ***AD Milne***
BM Rose
RK Graham
R Eckelmann

A majority of the members of the Nomination Committee are non-executive directors. The Nomination Committee, which meets not less than once per year, has responsibility for considering the size, structure and composition of the Board and its committees, the retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board. It is considered by the Board to be appropriate to have the Chief Executive Officer as a member of this committee as he has many years of experience in the industry and is able to provide valuable input regarding suitable candidates for the Board.

The appointment of a Chief Executive Officer Designate was completed in November 2006. The Nomination Committee led a thorough worldwide recruitment process, involving the services of an executive search agency. The Board specified it required an experienced microelectronics executive, with a background in the customer segments, technologies and regions of import to the Company, and who could provide the leadership and vision to direct Wolfson in the next phase of its growth. This process resulted in the appointment on 27 November 2006 of DA Shrigley as Chief Executive Officer Designate. Mr Shrigley will become Chief Executive Officer from 1 March 2007. AD Milne will retire from the post of Chief Executive Officer on 28 February 2007 but will remain on the Board.

Following GR Elliott's resignation, the Nomination Committee led the process for the appointment of a new Chief Financial Officer which involved the services of an executive search agency. This process resulted in the appointment of M Cubitt which was effective from 15 January 2007.

The Nomination Committee considers that the current composition of the Board is satisfactory to provide the proper governance, administration and business counsel of the Company's affairs. It will continue to monitor the situation in 2007.

The other significant commitments of each non-executive director are required to be disclosed to the Board prior to their appointment and the Board is kept informed of subsequent changes to these commitments.

The terms of reference of the Nomination Committee were reviewed during the year and there were no significant changes to these terms.

Remuneration Committee

Committee Chairman:	***BM Rose***
Committee Members:	***R Eckelmann***
	RK Graham

Only non-executive directors serve on the Remuneration Committee. The Remuneration Committee, which normally meets at least three times a year, has the delegated responsibility:

- for making recommendations to the Board on the policy for remuneration of executive directors and other senior management;
- for reviewing the performance of executive directors and senior management; and
- for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes.

The Board is responsible for setting the remuneration of the non-executive directors subject to the limits contained in the articles of association. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration.

During 2006, the business discussed and considered by the Remuneration Committee included:

- approval of cash bonus payments in respect of 2005;
- introduction of new long term incentive plans for directors and senior management;
- review and approval of 2006 salaries for directors and senior management;
- setting of performance targets for 2006 performance-related remuneration for directors and senior management;
- negotiation and approval of remuneration packages for incoming directors and senior management;
- obtaining and reviewing comparative remuneration data from external organisations;
- review of compensation structure for employees across the Group;
- review and approval of company-wide share option awards;
- review and approval of profit share for all staff;
- review and updating of the Committee's terms of reference; and
- consideration of 2007 executive remuneration policy.

Further information regarding the activities of the Remuneration Committee in 2006 are included in the Directors' Remuneration Report which is set out on pages 22 to 34.

During the year the Terms of Reference of the Remuneration Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Remuneration Committee.

Executive directors can accept external appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. JM Urwin is a non-executive director of System Level Integration Limited. He does not receive any remuneration from this appointment. AD Milne is a non-executive director of Edinburgh Research and Innovation Limited and he does not receive any remuneration from this appointment. DA Shrigley is a non-executive director of Rambus, Inc. (a company listed on NASDAQ) and he receives and retains the remuneration from this appointment, as set out in the Directors' Remuneration Report on page 25.

Audit Committee

Committee Chairman:	***RK Graham***
Committee Members:	***BM Rose***
	R Eckelmann

Only independent non-executive directors serve on the Audit Committee and members of the Audit Committee have no links with the external auditors. The Board considers that the members of the Audit Committee have sufficient recent and relevant financial experience to discharge its functions. Members of this committee have considerable past employment experience in either finance or accounting roles or comparable experience in corporate activities. The Audit Committee normally convenes at least five times per year and meets the external auditors at least twice a year with no executive directors present. During 2006 the Audit Committee met six times with the external auditors present at four of these meetings.

During the year the Terms of Reference of the Audit Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Audit Committee.

The Audit Committee is responsible for, amongst other things, making recommendations to the Board on the appointment of the external auditors and their remuneration. The Audit Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors (see later reference to Policy on Use of External Auditors for Non-audit Services). On internal controls, the Audit Committee reviews the programmes of both the external auditors and the internal audit function and findings therefrom. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

During 2006, the business discussed and considered by the Audit Committee included:

- the review of the Group's preliminary announcement of the financial results for the year ended 31 December 2005, the 2006 interim results announcement and the quarterly results announcements prior to approval by the Board and their release;
- the consideration and review of the Group's 2005 financial statements and the 2006 interim report prior to Board approval and reviewing the relevant external auditor's detailed reports;
- monitoring the ongoing compliance with International Financial Reporting Standards ("IFRS") by the Group and by the Company;
- the consideration and review of the appropriateness of the Group's and the Company's accounting policies in accordance with IFRS;
- the consideration and review of compliance with legal requirements and the Listing Rules of the Financial Services Authority;
- the review and discussion of the proposals from the external auditors and the internal audit function regarding their audit programmes for 2006 with particular regard to the assessment of internal systems and controls;
- the approval of the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reports from management on the Group's main risks and the assessment and management of those risks;
- the review of the reports from the internal audit and compliance functions and the external auditors on the Group's systems of internal control and its effectiveness, reporting to the Board on the results of the review;
- the review of the appropriateness of the Group's (whistle blowing) policy by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the consideration and review of non-audit services by the external auditors in accordance with the policy regarding the provision of those services;
- the monitoring and assessment of the independence of the external auditors;
- the review of the performance of the external auditors at the beginning of 2006 which resulted in the Audit Committee recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company's external auditors be proposed to shareholders at the annual general meeting in April 2006.

The Audit Committee has discussed with the external auditors their independence and has reviewed the written disclosures received from them as required by the Auditing Practices Board's International Standard on Auditing (ISA) (UK and Ireland) 260 'Communication of Audit Matters to those Charged with Governance.'

During the year, the Audit Committee reviewed the 'Policy on the Use of External Auditors for Non-audit Services' which aims to monitor the non-audit services being provided to the Group by its external auditors. The purpose of this review was to consider whether the policy continues to be appropriate or if any amendments to the policy were required. No significant amendments were made to the policy as a result of this review. This policy should ensure that non-audit work is only undertaken by the external auditors when they are the most suited to undertake it. Any non-audit work involving expenditure of more than $15,000 requires approval of the chairman of the Audit Committee. The policy specifically prohibits the external auditors from: making management decisions for the Group; being put in the role of advocate for the Group or conducting any other work which is prohibited by ethical guidance. The amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the financial statements on page 46. The amount of non-audit fees is not significant overall and therefore it is considered that KPMG's independence is not compromised.

The Audit Committee also monitors the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (whistle blowing). A policy was implemented and communicated to all staff in 2004 which details the arrangements which are in place for the proportionate and independent investigation of such matters and for the appropriate follow up actions. This policy was reviewed during the year and is considered still to be appropriate. It is included in the staff handbook and has been issued to all employees.

Treasury Committee

The Treasury Committee is chaired by RK Graham and its other members are: the Chief Executive Officer and the Chief Financial Officer. This committee meets periodically, as required, and provides a report to the Board after each meeting. The Treasury Committee reviews the Group's overall financial risk management including specific areas such as: foreign exchange risk (and related hedging policies); interest rate risk; credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters. During 2006 the Treasury Committee recommended that the remaining balance on the property term loan be repaid early in full. The Board approved this recommendation.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group with particular reference to the risks identified. No system of control can, however, provide absolute assurance against material misstatement or loss.

The Board confirms that it has reviewed the effectiveness of the system of internal control for the period under review and up to the date of the approval of the financial statements.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The Board seeks regular assurance to enable it to satisfy itself that the systems of internal control are functioning effectively and to ensure that they are effective in managing risks. The key elements of the systems of internal controls are as follows:

Control environment

The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification

The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Board undertakes a quarterly review to analyse how the key business risks are being managed consistent with the expansion of the business and its risk profile. Regular meetings take place to review the status of actions, procedures and controls aimed to mitigate or manage the key business risks. The outcomes from these meetings are reported to the Board on a quarterly basis. The key business risks identified are taken into account by the Board when assessing the Group's internal controls.

Financial reporting and monitoring of operations

A detailed annual plan is collated from submissions by each functional department. The plan is reviewed by the executive directors and approved by the Board. The annual plan is rolled forward on a quarterly basis and is used to monitor and control actual performance. Monthly financial information, including trading results, a cash flow statement and balance sheet details are presented and explained, in comparison to the plan, to the Board. The trading and operating results, compared to the plan, for each business unit are also reported to the Board each month.

The executive directors hold meetings on a regular basis with the business unit managers to review business and financial performance compared to the plan and forecasts. Weekly meetings are held with the executive directors, senior management and including the business unit managers to discuss operational matters including order levels compared to forecasts, product and project status and manufacturing statistics. Relevant matters arising from these meetings are reported to the Board.

Capital investment

Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action

There are procedures in place to monitor the systems of internal controls. These include the performance of internal audit procedures which are aligned with the areas of key business risk. The annual internal audit plan is reviewed and approved by the Audit Committee. Reports of the findings and conclusions, from the internal audit procedures, are reviewed by the Audit Committee and the status of the implementation of the agreed actions is monitored. The Group has a Quality Management System 'QMS', which conforms to BSI ISO9001: 2000. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phase review process for delivering and monitoring the introduction of new products. Internal audit procedures are conducted to ensure ongoing compliance with the requirements of BSI ISO9001: 2000.

Communications with shareholders

The directors believe firmly in the importance of communication with shareholders. In order to provide information regarding the Group's trading and financial performance on a more frequent basis, the Board decided to produce quarterly results announcements rather than on only a half yearly basis. This was introduced from the beginning of 2006.

The Group also has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with members of the Board and their participation in conference meetings and calls relating to results announcements. After these meetings the views of these shareholders are reported to and discussed by the rest of the Board. All non-executive directors are available to meet with major shareholders if requested.

During the year a regular dialogue has been maintained with institutional shareholders, analysts and the financial press. Investor relations and other information is published on the Company's website.

Shareholders who attend the annual general meeting ("AGM") are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on. The Company intends, in 2007 and going forward, to publish on the Company's website a summary of the proxy votes lodged. The Company proposes a separate resolution at the AGM on each substantially separate issue and, in particular, proposes a resolution at the AGM relating to the Annual Report and Accounts. The chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions at the AGM relating to the Annual Report and Accounts. Notice of the annual general meeting and related papers will be sent to shareholders at least 20 working days before the meeting.

Going concern

The directors have reviewed the latest forecast results and cash flow projections. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Directors' Remuneration Report

Remuneration Committee

The Remuneration Committee ("Committee") is composed of the following non-executive directors: BM Rose, RK Graham, R Eckelmann and is chaired by BM Rose. The Committee, which normally meets at least three times a year, has the delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior management, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration.

A list of some of the Committee's activities during the year is set out on page 19.

Advisers to the Committee

During the year, Pinsent Masons was appointed by the Committee to advise in relation to long term incentive plans. Wilmer Cutler Pickering Hale and Dorr LLP was also appointed by the Committee to provide advice on the share option schemes. Both firms provided advice in relation to the remuneration package of David Shrigley who was appointed as CEO designate on 27 November 2006 and will take over as CEO on 1 March 2007.

The Committee also obtained a variety of industry remuneration reviews and surveys and reviewed industry trends in remuneration practice for senior executives and the remuneration practice of similar and competitor companies.

Remuneration policy

The Committee's aim is to offer remuneration packages that will attract, motivate and retain highly talented individuals to promote the future success of the Company. Accordingly, the objective is to design packages that are consistent with shareholder objectives, promote long term retention, enable executives to share in Wolfson's success, and be fair and competitive. The Committee considers pay levels elsewhere in the Company when determining directors' remuneration.

The Committee believes that these objectives can best be achieved by paying a mixture of performance-related and non-performance-related remuneration. The Committee reviews the overall remuneration package, separating out short term and long term incentives. It considers that the purpose of a long term incentive scheme is two-fold: to promote retention and to allow the participant to share in the Company's success. Remuneration packages are reviewed annually by the Committee.

Policy for executive remuneration in 2006

For 2006, the remuneration package for the executive directors and senior management team consisted of a combination of basic salary, a cash bonus scheme, long term share-based incentive schemes approved by shareholders at an Extraordinary General Meeting of the Company held on 16 February 2006, pension and benefits in kind (consisting primarily of a car and private family healthcare cover). The long term incentive schemes comprise The Wolfson Microelectronics 2006 Performance Share Plan (PSP) and The Wolfson Microelectronics Group Executive Shared Ownership plan (ExSOP). Basic salary was the only pensionable portion of the remuneration package.

Other than in relation to David Shrigley (details of which are set out on pages 29 to 30), a third of the total potential remuneration package for all executive directors is non-performance related and two thirds is performance related.

The directors' salaries, bonuses and benefits in kind for 2006 are shown in the tables on pages 27 and 28.

Cash bonus

The cash bonus in 2006 was discretionary within the scope of the terms of the bonus (as described below) and non-pensionable and applied to the Group's executive directors and senior management team. On target performance would result in a payment of a bonus of 50% of salary with a sliding scale of payments around this figure according to the performance actually achieved. The overall cash bonus payment is capped at one times salary for each participant.

50% of the participant's bonus related to the Company's financial performance in 2006 and 50% was conditional on achieving defined personal objectives. In view of the dynamic nature of the business, financial targets were set for each half of the Company's financial year.

The financial performance target was operating profit. For H1 2006, the on target figure was $27.5m. For H2 2006, the on target figure was $36m. Achievement of the on target figure would (in each half) result in a cash bonus equal to 25% of the participant's base salary for that half year (i.e. 12.5% of the base annual salary). There was a sliding scale of bonus payable below and above the on target figure.

The personal performance targets for each participant were challenging and stretching and related to the development of the business or particular aspects of it as related to the participant's role. Each personal performance target had a relative weighting attached to it.

The Committee has undertaken a formal and rigorous process to assess the outcomes of the targets. This review has resulted in total amounts payable under the cash bonus scheme in 2006 to executive directors as set out in the tables on pages 27 and 28. The amount comprises 6.25% of base annual salary of each executive director in respect of financial performance for H1 2006 with any remaining amount being in respect of achievement of personal performance targets during 2006. No bonus was paid in respect of the financial performance achieved in H2 2006.

Long term incentive schemes

These comprise the PSP and the ExSOP. The maximum initial market value of shares over which awards can be made to an executive under each scheme is 100% of the executive's rate of basic salary (unless the Committee determines that exceptional circumstances exist). In 2006, the aggregate initial market value of shares over which awards were made under the schemes to any executive was limited in total to 100% of basic salary, this being split as to 25% under the PSP and 75% under the ExSOP. In both cases the performance period is three years and vesting occurs on a sliding scale determined by reference to the extent to which the performance targets are met. Details of the performance targets set in relation to awards made in 2006 are set out below.

PSP

The primary purpose of the PSP is to retain and motivate key executives. On 10 March 2006, contingent share awards were made to each executive director and other members of the senior management team. No consideration was paid for an award. Details of the awards made to the executive directors are set out on page 28.

A participant will derive the whole value of shares finally determined as vesting under the PSP. Performance is measured over the three financial years 2006 to 2008, with 2005 as the base year. The proportion vesting will be decided on a sliding scale by reference to the Company's performance in growing its gross revenues subject to exceeding a minimum net margin over the performance period. The net margin is calculated by reference to the Company's net operating profits excluding currency retranslation costs and before adjustments relating to share based payment expenses.

25% of the maximum PSP award will vest if a minimum threshold for growth in revenues is achieved and the minimum net margin requirement is achieved. Above that threshold, award shares vest on a sliding scale up to 100% of the award shares if a fixed maximum level of growth in revenues is attained.

The growth in gross revenues will be calculated over the 3 year performance period on a compound basis. Gross revenue and net margins are key outcomes for the Company. They are already tracked by management and are metrics that actively influence management actions and plans. The targets used will be declared when the PSP vests.

ExSOP

The primary purpose of the ExSOP is to align the executive's interests with those of shareholders and to reward the executive for a strong performance by the Company. On 20 March 2006, executive directors and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1p per share. The registered shareholder of the shares is Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). The number of ExSOP shares in which the executive directors acquired such a beneficial interest in 2006 are set out on page 29.

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). Under an ExSOP award, a participant benefits from any growth in value of the award shares above a fixed "carrying cost" of 5% per annum.

Under the terms of the ExSOP awards made in 2006, participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2006 award relates to the real growth (i.e. growth above RPI) achieved over the three financial years 2006-2008 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. The Committee may make further adjustments as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 15% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

The ExSOP targets are similar to those of the executive share option plans for awards made in 2004 and 2005. The Committee considers the ExSOP targets to be sufficiently challenging given the high volatility of the Company's share price and market conditions.

Share options

2006 awards

No share options were awarded to executive directors in 2006 other than to David Shrigley details of which are set out on page 30.

Previous awards

Details of previous share option awards to executive directors are set out in the table on page 32. Share options awarded on or after 1 January 2003 are subject to performance requirements details of which are set out beneath this table on page 32.

Policy for executive remuneration in 2007

The policy for executive remuneration in 2007 will remain broadly similar to the 2006 policy; namely a combination of basic salary, a cash bonus scheme, a long term share-based incentive scheme, pension and benefits in kind. The basic salary will be the only pensionable portion of the remuneration package.

The cash bonus in 2007 will continue to be capped at 100% of basic salary with on target performance resulting in a bonus of 50% of salary. The targets will be a mixture of financial and challenging personal performance targets.

2007 awards to executive directors under the long term incentive scheme will be equivalent to a maximum of 100% of salary with 25% of the award comprising shares under the PSP and 75% of the award comprising ExSOPs (except, in the case of David Shrigley, share options will be awarded instead of ExSOPs: see page 30). The PSP awards will be subject to similar challenging financial performance conditions to the 2006 awards, details of which will be provided when the awards vest.

The performance target set in relation to the 2007 ExSOP award will relate to the real growth (i.e. growth above RPI) achieved over the three financial years 2007-2009 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated in the same manner as for the 2006 ExSOP awards (see page 23). Further to the Committee's review of the competitiveness of executive remuneration packages, it was considered that the target for this performance measure should be as follows. For real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

In 2007, as part of the Committee's regular review of remuneration packages, consideration will be given to changing the relative levels of awards under the variable elements of the remuneration package. In particular, the Committee will be considering a reduction of the maximum potential cash bonus and a corresponding increase in the percentage of salary awarded under the long term incentive schemes.

Neither David Milne, who retires from the position of CEO on 28 February 2007 but remains on the Board, nor George Elliott, who leaves the Company on 28 February 2007, will be participating in the cash bonus scheme or the long term incentive schemes in 2007.

Share ownership policy

In 2006 the Company adopted a share ownership policy for executive directors and senior management. This encourages the individuals to build up and maintain a holding of shares in the Company at least equal in value to 100% of salary. The executive directors' shareholdings in the Company are set out in the table on page 26. Consideration was given in 2006 to the creation of a share matching scheme to support this policy. This has not yet been introduced, given the current shareholdings of the executive directors. However, this will be reviewed again in 2007 with a view to encouraging senior management below director level to increase their shareholdings in the Company.

Dilution

The rules of each of the Company's discretionary share option schemes (executive and all employee) in effect since its flotation contain a limit of 10% of the issued ordinary share capital on the shares over which rights to subscribe for new shares may be granted in a rolling period of 10 years. The rules for each of the PSP and ExSOP schemes contain a similar limit and also a 5% limit over a 10 year period for these executive discretionary schemes.

Awards granted during the period from 21 October 2003 (the date of the Company's flotation) to 31 December 2006 under all the Company's discretionary share option and share-based schemes, where these will be satisfied using new issue shares, are within the applicable limits. The PSP and ExSOP awards made to date are being satisfied by shares purchased in the market by the employees share trusts referred to above.

Pensions

The Company has two pension schemes, one being a defined benefit scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. George Elliott and John Urwin are active participants in the Company's defined benefit scheme which provides benefits based on final pensionable pay 1/60th per year of employment. The current employer contribution rate is 12.7% and 6% is contributed by each employee.

With effect from 5 April 2006, David Milne became a deferred member of the defined benefit scheme and the Company ceased to make contributions to the scheme on his behalf. His basic salary was increased by 12.7% with effect from April 2006 which represents the contributions that the Company would have made on his behalf had he remained an active member of the scheme. This increase is not used as a basis for any calculations in relation to his cash bonus or LTIP.

David Shrigley and Mark Cubitt (whose appointment as CFO was effective 15 January 2007) will be eligible to join the Company's Group Personal Pension Plan in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary.

Service contracts

The Company has entered into service contracts with each of its executive directors none of which is for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Should Mr Shrigley's employment terminate, the Company will arrange temporary accommodation until he has finalised his return to the US for a maximum period of 2 months. The Company has also agreed to arrange and pay for the expenses incurred for his relocation to the US upon termination of his employment.

Details of the service contracts currently in place for directors who have served during the year ended 31 December 2006 are as follows:

	Date of contract
AD Milne	25 September 2003
GR Elliott	25 September 2003
JM Urwin	25 September 2003
DA Shrigley	15 December 2006

Mr Reid resigned from the Company effective 24 August 2006. His service agreement dated 25 September 2003 terminated on that date.

Mark Cubitt signed a service contract with the Company dated 20 December 2006. His appointment as a director of the Company is effective from 15 January 2007. He received no remuneration in respect of 2006.

None of the executive directors served as non-executive directors of other public companies during the year save for DA Shrigley who is a non-executive director of Rambus, Inc. (a company listed on NASDAQ).

Executive directors can accept appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. AD Milne is a non-executive director of Edinburgh Research and Innovation Limited; he did not receive any remuneration in respect of this appointment. JM Urwin is a non-executive director of System Level Integration Limited; he did not receive any remuneration from this appointment. For the period from the date of his appointment to the Company (27 November 2006) until 31 December 2006, DA Shrigley received $2,654 in respect of his non-executive directorship of Rambus, Inc. Mr Shrigley also received an option grant of 40,000 shares when he joined the board of Rambus, Inc. on 11 October 2006. This option will vest over 4 years with 12.5% of the shares vesting after six months and 1/48th of the shares vesting each month thereafter so that the entire grant is vested four years from the grant date. Each year on 1 October, subject to his remaining a director of Rambus, Inc., he will be granted a subsequent option for 20,000 shares with identical vesting treatment as the initial grant.

Non-executive directors

Appointment

Each of the current non-executive directors has entered into an agreement setting out the terms of their appointment with the Company. All the terms of appointment are dated 25 September 2003 other than R Eckelmann's which is dated 1 November 2004. The letters of appointment are for a fixed term of three years. In September 2006, Mr Carey's and Mr Graham's appointments were each extended until 24 September 2009 and Mr Rose's until 24 September 2008.

Either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 1985 or if the shareholders of the Company fail to re-elect him as a director.

Remuneration

The remuneration of the non-executive directors is determined by the Board. The non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company.

As at 31 December 2006, each non-executive director received a fee of £27,000 per annum. The chairman of the Board and of the Audit and Remuneration Committees receive an additional £5,000 per annum. Members of these Committees receive an annual fee of £2,000 per committee membership, and the Senior Independent Non-Executive Director receives an additional £2,000 per annum. All fees are non pensionable and there is no other remuneration save that the Company meets allowable expenses incurred on company business.

Having considered market data for comparable companies, the Board has agreed that, with effect from 1 January 2007, the non-executive director fee will increase to £30,000 per annum. In addition, Mr Eckelmann received a one-off payment of £10,000 as compensation for the exceptional amount of time and effort he devoted on behalf of the Nomination Committee and Remuneration Committee with regard to the process of recruitment of the new CEO.

Performance graphs

The following graph charts the total cumulative shareholder return of the Company since 21 October 2003 when the Company listed on the London Stock Exchange compared to the FTSE All Share index, Techmark index and the FTSE Technology Hardware and Equipment Index. The FTSE All Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index or the FTSE Technology Hardware and Equipment Index could be considered more relevant as a comparator.


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Wolfson Microelectronics plc
FTSE Techmark All-share index
FTSE All-share index
FTSE Technology Hardware and Equipment index
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Wolfson Microelectronics plc total shareholder return

Directors' shareholdings

The beneficial and non-beneficial interests of the directors who were serving as at 31 December 2006 in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are set out below:

	At 1 January 2006 or date of appointment	Shares acquired on exercise of share options	Shares acquired	ExSOPs awarded***	Shares disposed	At 31 December 2006
	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
DJ Carey	4,681,657	-	-	-	(700,000)	**3,981,657**
AD Milne	3,258,123	720,000	-	34,664	(720,000)	**3,292,787**
JM Urwin	621,703	379,000	-	23,421	(729,000)	**295,124**
GR Elliott	399,523	88,000	-	23,421	(288,000)	**222,944**
BM Rose	23,809	-	-	-	-	**23,809**
RK Graham*	11,324	-	-	-	-	**11,324**
R Eckelmann	15,000	-	-	-	(7,500)	**7,500**
DA Shrigley**	-	-	-	-	-	**-**
	9,011,139	1,187,000	-	81,506	(2,444,500)	**7,835,145**

* Of these ordinary shares: 9,524 are held in the name of RK Graham and 1,800 are held by a trust in which RK Graham has a third beneficial interest

** Appointed as a director on 27 November 2006

*** Acquisition of beneficial interest in shares, details of which are set out on page 29. Excluding ExSOP shares, the executive directors' interests in ordinary shares at 31 December 2006 are: AD Milne 3,258,123; JM Urwin 271,703; GR Elliott 199,523

Awards made under the PSP or deferred share awards are not aggregated with existing shareholdings of directors because they are subject to a vesting period and/or satisfaction of performance conditions.

Directors' potential interest in shareholdings of employee share trusts

In addition to the interests disclosed above, all the executive directors are potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. They are therefore treated as having the following interests in the shares held by those trusts as at 31 December 2006:

(1) Each executive director is interested, as the beneficial co-owner of such shares under the ExSOP, in the following number of shares:

AD Milne	34,664
JM Urwin	23,421
GR Elliott	23,421
DA Shrigley	0

(2) Each executive director is interested as the holder of an award under the PSP or (in the case of Mr Shrigley) of a deferred share award in the following number of shares:

AD Milne	11,554
JM Urwin	7,807
GR Elliott	7,807
DA Shrigley	181,159

(3) Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust, in 323,677 shares. This includes 24,320 shares held by this trust as beneficial co-owner under the terms of an ExSOP agreement.

(4) Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust, in 219,691 shares.

As at 30 January 2007, there have been no changes in the above shareholdings since 31 December 2006.

Individual aspects of remuneration

The auditors are required to report on the information contained in this section of the report.

Directors' emoluments

The emoluments in respect of qualifying services of each person who served as a director during the year ended 31 December 2006 were as shown below. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and converted at the average exchange rate used in the year ended 31 December 2006.

Directors' emoluments (US dollars)

	Salary / fee $000	Bonuses $000	Benefits $000	**Total 2006 $000**	Salary / fee 2005 $000	Total 2005 $000
Executive directors						
AD Milne	370	104	27	**501**	320	667
JRC Reid*	148	-	8	**156**	210	406
GR Elliott	228	15	28	**271**	219	418
JM Urwin	228	67	12	**307**	210	393
DA Shrigley**	-	-	-	**-**	-	-
Non-executive directors						
DJ Carey	58	-	-	**58**	59	59
BM Rose	66	-	-	**66**	59	59
RK Graham	62	-	-	**62**	59	59
R Eckelmann***	75	-	-	**75**	49	49
Totals	**1,235**	**186**	**75**	**1,496**	1,185	2,110

* JRC Reid resigned from the Board effective 24 August 2006

** DA Shrigley joined the Board on 27 November 2006

*** Including one-off payment of $18,000 referred to on page 25.

Directors' emoluments (sterling)

	Salary / fee £000	Bonuses £000	Benefits £000	Total 2006 £000	Salary / fee 2005 £000	Total 2005 £000
Executive directors						
AD Milne	203	53	15	**271**	175	365
JRC Reid*	81	-	4	**85**	115	222
GR Elliott	125	8	15	**148**	120	229
JM Urwin	125	34	7	**166**	115	215
DA Shrigley**	-	-	-	-	-	-
Non-executive directors						
DJ Carey	32	-	-	**32**	32	32
BM Rose	36	-	-	**36**	32	32
RK Graham	34	-	-	**34**	32	32
R Eckelmann***	41	-	-	**41**	27	27
Totals	**677**	**95**	**41**	**813**	648	1,154

* JRC Reid resigned from the Board effective 24 August 2006
** DA Shrigley joined the Board on 27 November 2006
*** Including one-off payment of £10,000 referred to on page 25.

Salary increases

The executive directors' basic salary increases in 2006 were higher than the rate of inflation. These salary levels were approved by the Committee after obtaining market data of executive director salaries in comparative companies and also having regard to the increased complexity of the directors' roles given the increase in size of the Company. AD Milne's basic salary increased by 12.7% with effect from 1 April 2006 because he became a deferred member of the Company's defined benefit pension scheme and the Company ceased to make contributions to the scheme on his behalf. The increase represents the contributions that the Company would have made on his behalf had he remained an active member of this scheme. This increase is not used as a basis for any calculations in relation to his cash bonus or LTIP.

Long term incentive plan

A. PSP awards

The Wolfson Microelectronics 2006 Performance Share Plan (PSP) was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006. Contingent share awards held by executive directors are as follows. No consideration was paid for any award.

Director	**Performance period ending 31 December**	**Award date**	**Market price at date of award**	**As at 1 January 2006 (number)**	**Contingent award (number)**	**Lapsed (number)**	**As at 31 December 2006 (number)**	**Vesting date**
AD Milne	2008	10.03.06	£4.0425	-	11,554	-	**11,554**	March 2009
GR Elliott	2008	10.03.06	£4.0425	-	7,807	-	**7,807**	March 2009
JRC Reid*	2008	10.03.06	£4.0425	-	7,807	(7,807)	-	March 2009
JM Urwin	2008	10.03.06	£4.0425	-	7,807	-	**7,807**	March 2009

* Mr Reid resigned from the Company effective 24 August 2006 and the above PSP award lapsed.

B. ExSOP awards

The Wolfson Microelectronics Group Executive Shared Ownership plan (ExSOP) was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006. In 2006, the executive directors acquired a joint beneficial interest in the following shares under the ExSOP for a consideration of 1p per share:

Director	Performance period ending 31 December	Award date	Market price at date of award**	As at 1 January 2006 (number)	Contingent award (number)	Lapsed (number)	As at 31 December 2006 (number)	Vesting date
AD Milne	2008	20.03.06	£4.4275	-	34,664	-	**34,664**	March 2009
GR Elliott	2008	20.03.06	£4.4275	-	23,421	-	**23,421**	March 2009
JRC Reid*	2008	20.03.06	£4.4275	-	23,421	(23,421)	-	March 2009
JM Urwin	2008	20.03.06	£4.4275	-	23,421	-	**23,421**	March 2009

* Mr Reid resigned from the Company effective 24 August 2006. On 29 August 2006, Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust) ("the No. 2 Trust") exercised its call option under the relevant joint ownership agreement to transfer Mr Reid's joint beneficial ownership in these shares to the No. 2 Trust such that the No. 2 Trust became the sole beneficial owner of those shares. A consideration of £234.21 was paid by the No. 2 Trust to Mr Reid.

** The initial market value of each jointly owned share (determined under the terms of the joint ownership agreement) is £4.2584.

David Shrigley

Mr Shrigley was appointed as an executive director of the Company with effect from 27 November 2006 following a recruitment process carried out by the Nomination Committee. The Board specified that the new CEO should be an experienced microelectronics executive, with a background in the customer segments, technologies and regions of import to the Company, and who could provide the leadership and vision to direct the Company into the next phase of its growth. A thorough worldwide search was conducted to find the requisite appointee resulting in Mr Shrigley's appointment.

Mr Shrigley is CEO designate until 1 March 2007 whereupon he will become the CEO. Mr Shrigley is a US national and has relocated from the US to the UK in order to take up this role. The Committee gave careful consideration to the terms of his remuneration package bearing in mind the need to recruit a high calibre individual to this role, market practice, and the fact Mr Shrigley was relocating to Edinburgh. The Committee considered that each element of his package described below was appropriate given the exceptional circumstances of the recruitment and subsequent retention of a new CEO. The selection of a CEO and his incentivisation is critical to the Company's development and to delivery of shareholder value.

In addition to Mr Shrigley's basic salary and the normal benefits in kind, the following benefits, incentives and awards have been agreed or made to him. The basic salary is the only pensionable portion of his remuneration package.

(1) Joining bonus

A bonus of £127,038 of which £52,038 was paid in January 2007 and the remainder of which will be payable at the end of February 2007 subject to continuous service with the Company.

(2) Deferred share award

A deferred award of 181,159 shares in the Company was made. Details are set out in the table below and in the schedule to this report on page 34.

Director	Period ending	Award date	Market price at date of award	As at 1 January 2006 (number)	Deferred share award (number)	Lapsed (number)	As at 31 December 2006 (number)	Vesting date
DA Shrigley	27 November 2008	19.12.06	£2.77	-	181,159	-	**181,159**	50% on 27 Nov 2007 and 50% on 27 Nov 2008

(3) Share options

A grant of 176,678 share options was made on 18 December 2006. The exercise price of the options is £2.83. The award was made under the 2003 Wolfson Microelectronics plc Executive Share Scheme. If and to the extent that the performance condition below is satisfied and Mr Shrigley is still employed by the Company at the time, the option shares will vest on a sliding scale as set out below. If and to the extent that the performance condition is then met, 33% of the award ("2007 Potential Award") will vest on the date of publication of the Company's audited annual report and accounts for financial year 2007 and 67% of the award ("2008 Potential Award") on the date of publication of the audited annual report and accounts for the financial year 2008.

The performance condition relates to real growth (i.e. growth above RPI) achieved in the adjusted earnings per share of the Company over the relevant financial year ("Growth"). Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. In 2007, Growth is measured by reference to 2006 as the base year. For Growth of 15%, 100% of the 2007 Potential Award will vest; for Growth of 5%, 25% of the 2007 Potential Award will vest; for Growth between these percentages, the proportion of the 2007 Potential Award which vests will be determined by straight line interpolation between these thresholds. None of the 2007 Potential Award will vest for Growth below 5%. In 2008, Growth is measured by reference to the base year 2007. The same sliding scale of vesting applies to the 2008 Potential Award.

When considering making this grant, the Committee noted that the Company had stated in its Notice of the Extraordinary General Meeting that was held on 16 February 2006 that it had no intention of making further grants of market value share options to any executive to whom awards were made under the PSP or ExSOP in any year other than in exceptional circumstances. The ExSOP scheme is intended for executives who are solely UK taxpayers. Mr Shrigley is subject both to UK and US tax. In order to maintain parity between Mr Shrigley and the other executive directors, the Committee considered that it would not be appropriate to make this grant under the ExSOP scheme. Therefore, in these exceptional circumstances, as well as those described on page 29 above, share options were awarded instead of ExSOP award shares.

The rules of the 2003 Executive Share Scheme permit grants (in the year up to the date of grant) of options with a market value of up to 1.5 times basic salary although grants above that limit can be made in exceptional circumstances. The Committee considered that exceptional circumstances applied which justified exceeding this limit (see page 29).

(4) Cash bonus

In the financial year commencing 1 January 2007, on target performance will result in a cash bonus of 50% of Mr Shrigley's basic annual salary. See page 23 for the 2007 policy for the cash bonus scheme. For on target performance in subsequent financial years, he will be eligible to earn a cash bonus of 100% of his basic annual salary. The targets will be determined by the Committee each year and will be suitably stretching and demanding.

(5) LTIP

When the 2007 LTIP awards are made to executive directors (expected to be in February 2007), Mr Shrigley will be awarded:

(a) a contingent share award under the PSP with an initial market value at the time of award of £56,250 (equivalent in value to 25% of Mr Shrigley's basic annual salary); and

(b) a grant of share options to the value of £168,750 as at the date of grant (equivalent in value to 75% of Mr Shrigley's basic annual salary). The exercise price of the share options will be the average market price over the three dealing days immediately preceding the date of grant or, if greater, the fair market value on the date of grant. This grant is intended to be made under the 2003 Wolfson Microelectronics plc Executive Share Scheme.

The performance conditions for each award will be set by the Committee at the time when the award is made. If and to the extent that the performance conditions are satisfied and Mr Shrigley is still employed by the Company at the time, the options referred to in paragraph (5)(b) above will vest on the date of publication of the Company's audited annual report and accounts for financial year 2009.

For the reasons given in paragraph (3) above, the Committee considered that it was appropriate to make the growth-based share element of the LTIP award by way of share options rather than ExSOPs.

The Committee considered that exceptional circumstances applied which justified exceeding the 2003 Executive Share Scheme limits on share option grants as set out in paragraph (3) above. These circumstances are described on page 29.

(6) Pension

Mr Shrigley will be eligible to join the Company's Group Personal Pension Plan (defined contribution) in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary.

(7) Benefits in kind

The Company contributes towards Mr Shrigley's housing costs and also arranged temporary accommodation in Edinburgh for him until 3 December 2006. Mr Shrigley also receives a travel allowance which includes a number of return trips between the US and UK for Mr Shrigley's spouse.

(8) Professional advice

The Company agreed to reimburse Mr Shrigley's reasonable expenses in obtaining (a) legal and tax advice from his professional advisers in relation to finalising his employment terms; and (b) ongoing tax advice regarding the completion of tax returns relating to his employment in the UK.

Future emoluments waiver

There is no arrangement under which a director has agreed to waive future emoluments save as follows. AD Milne has agreed that, as he is stepping down from the role of CEO from 28 February 2007, he will not participate in the Company's cash bonus scheme or long term incentive schemes in 2007.

Compensation for loss of office

There have been no payments for compensation for loss of office nor other awards made during the financial year to any person who was formerly a director of the Company.

Benefits in kind

Benefits consist primarily of a car and private family healthcare cover.

Share options

Details of share options granted to, and exercised by, directors and the aggregate gains realised on exercised options in the year are given on pages 32 and 33.

Pensions

George Elliott and John Urwin are active participants in the Wolfson Microelectronics plc Pension Scheme which is a defined benefit pension scheme. David Shrigley and Mark Cubitt (whose appointment as CFO was effective 15 January 2007) will be eligible to join the Company's Group Personal Pension Plan in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary.

Details of the entitlements of those who served as directors during the year ended 31 December 2006 are as follows (note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually denominated in sterling):

In US dollars:

	Accrued benefit at 31 December 2006 $000	Increase in accrued benefits excluding inflation $000	Increase in accrued benefits including inflation $000	Transfer value of accrued benefits at 31 December 2005 $000	Transfer value of accrued benefits at 31 December 2006 $000	Increase in transfer value less directors' contributions $000	Increase in transfer value attributed to change in US dollar/sterling exchange rate during 2006 $000
AD Milne*	**213**	51	58	3,072	**4,240**	742	426
JRC Reid*	**108**	24	27	925	**1,285**	231	129
GR Elliott	**23**	6	7	173	**256**	61	22
JM Urwin	**42**	10	11	241	**342**	69	32

* AD Milne and JRC Reid left the scheme on 5 April 2006 and on 24 August 2006 respectively. The "accrued benefit at 31 December 2006" figures for these two directors allows for the cessation of pensionable service at the appropriate exit date.

In sterling:

	Accrued benefit at 31 December 2006 £000	Increase in accrued benefits excluding inflation £000	Increase in accrued benefits including inflation £000	Transfer value of accrued benefits at 31 December 2005 £000	Transfer value of accrued benefits at 31 December 2006 £000	Increase in transfer value less directors' contributions £000
AD Milne*	**109**	14	19	1,786	**2,165**	379
JRC Reid*	**55**	6	8	538	**656**	118
GR Elliott	**12**	2	2	100	**131**	31
JM Urwin	**21**	3	3	140	**175**	35

* AD Milne and JRC Reid left the scheme on 5 April 2006 and on 24 August 2006 respectively. The "accrued benefit at 31 December 2006" figures for these two directors allows for the cessation of pensionable service at the appropriate exit date.

Details of pension policy are provided on page 24.

Share options

Details of share options of those executive directors who served during the year are set out in this table. Non-executive directors have no share options. No amounts were payable for the award of the share options.

	At 01.01.06	Exercised during year	Lapsed during year	Granted during year	At 31.12.06	Exercise price	Date from which Exercisable	Expiry date
AD Milne	(2)220,000	(220,000)	-	-	-	£0.40	01.01.06	01.01.10
	(2)498,900	(498,900)	-	-	-	£0.75	14.08.06	14.08.10
	(2)1,100	(1,100)	-	-	-	£0.75	14.08.06	14.08.13
	110,024	-	-	-	**(3)110,024**	£2.045	31.01.07	30.07.14
JRC Reid	(2)220,000	(220,000)	-	-	-	£0.20	20.03.05	20.03.09
	(2)30,000	(30,000)	-	-	-	£0.20	20.03.05	20.03.12
	(2)82,000	(82,000)	-	-	-	£0.40	01.01.06	01.01.10
	(2)345,900	(345,900)	-	-	-	£0.75	14.08.06	14.08.10
	(2)4,100	(4,100)	-	-	-	£0.75	14.08.06	14.08.13
	(3)67,237	-	(1)(67,237)	-	-	£2.045	31.01.07	30.07.14
JM Urwin	(2)79,000	(79,000)	-	-	-	£0.40	01.01.06	01.01.10
	(2)296,900	(296,900)	-	-	-	£0.75	14.08.06	14.08.10
	(2)3,100	(3,100)	-	-	-	£0.75	14.08.06	14.08.13
	64,181	-	-	-	**(3)64,181**	£2.045	31.01.07	30.07.14
	66,378	-	-	-	**(3)66,378**	£1.7325	(4)	10.03.15
GR Elliott	(2)88,000	(88,000)	-	-	-	£0.40	01.01.06	01.01.10
	201,400	-	-	-	**(2)201,400**	£0.75	14.08.06	14.08.10
	48,600	-	-	-	**(2)48,600**	£0.75	14.08.06	14.08.13
	70,293	-	-	-	**(3)70,293**	£2.045	31.01.07	30.07.14
	69,264	-	-	-	**(3)69,264**	£1.7325	(3)	10.03.15
(5)DA Shrigley	-	-	-	(6)176,678	**176,678**	£2.83	(6)	18.12.16

(1) Mr Reid resigned from the Company effective 24 August 2006 and these options lapsed.

(2) Performance conditions applied in relation to the exercise of these options. See note 18 to the financial statements for details.

(3) For 2004 and 2005 option grants, the proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ("EPS") over the relevant three year performance period. For the grants made on 30.07.04, the performance period is financial years 2004-2006 inclusive with the base year being 2003. For the grants made on 10.03.05, the performance period is financial years 2005-2007 inclusive with the base year being 2004. 100% of the options are exercisable if the annual compound growth rate of EPS in the relevant 3 year performance period equals or exceeds the Retail Price Index ("RPI") + 15% per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI + 5% per annum, is zero or negative.

The performance conditions applicable to the options granted on 30.07.04 at an exercise price of £2.045 were satisfied in full and the following options will become exercisable from 31.01.07:

AD Milne 110,024
JM Urwin 64,181

By agreement with GR Elliott, the 70,293 options granted on 30.07.04 and the 69,264 options granted on 10.03.05 lapsed on 01.01.07.

(4) Options under these awards will, subject to satisfaction of the applicable performance targets, vest in early 2008 when the audited annual accounts for the year ended 31 December 2007 are published.

(5) Mr Shrigley was appointed as a director on 27 November 2006.

(6) The share options granted to David Shrigley during the year were granted under the 2003 Wolfson Microelectronics Executive Share Scheme Parts A and B. Details of the applicable performance conditions are set out on page 30. Up to a third of these options will, subject to satisfaction of the applicable performance targets, vest in early 2008 when the audited annual accounts for the year ended 31 December 2007 are published. Up to two thirds will, subject to satisfaction of the applicable performance targets, vest in early 2009 when the audited annual accounts for the year ended 31 December 2008 are published.

During the year, directors exercised share options from the following share option schemes and the closing mid-market price of the Company's shares on the date of exercise was as shown in the table below:

	First Executive Share Option Scheme (no. of options exercised)	Second Executive Share Option Scheme (no. of options exercised)	Enterprise Management Incentive Share Option Scheme (no. of options exercised)	Exercise price (pence)	Closing mid-market price of share on date of exercise (pence)
Directors					
AD Milne	-	220,000	-	40	430
	-	99,507	-	75	463
	-	399,393	-	75	455.5
	-	-	1,100	75	463
JRC Reid*	-	220,000	30,000	20	430
	-	82,000	-	40	430
	-	345,900	4,100	75	471
JM Urwin	-	79,000	-	40	430
	-	105,000	-	75	478.75
	-	191,900	3,100	75	488
GR Elliott	-	88,000	-	40	430
DA Shrigley**	-	-	-	-	-

* Mr Reid resigned from the Company effective 24 August 2006.

** Mr Shrigley was appointed as a director on 27 November 2006.

The aggregate gains (being the difference between the market price of the Company's shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options during the year amounted to £7.4 million (approximately $13.5 million) (2005: £4.6 million, approximately $8.4 million). The highest and lowest market prices of the Company's shares during the year were 556 pence and 268.5 pence respectively. The market price at the year end was 279 pence.

This report was approved by the Board and is signed on its behalf by:

BM Rose
Remuneration Committee Chairman

30 January 2007

Schedule to Directors' Remuneration Report

Introduction

In order to facilitate the recruitment and subsequent retention of David Shrigley, the Company's new CEO, the Company entered into a deferred share award agreement on 19 December 2006 under which Mr Shrigley was provided with a contingent share award in respect of 181,159 ordinary shares in the capital of the Company.

The Remuneration Committee considers that the recruitment and subsequent retention of a new CEO constitutes unusual and exceptional circumstances. The selection of a CEO and his incentivisation is critical to the development of the Company and to delivery of shareholder value.

Set out below is a summary of Mr Shrigley's deferred share award agreement. Only Mr Shrigley participates in this arrangement. No part of the award is pensionable.

Form of award

As mentioned above, Mr Shrigley's award is a contingent share award under which the Company will, for no consideration, to the extent the award vests, transfer or procure the transfer of the relevant number of award shares to, or to the order of, Mr Shrigley. The award will be satisfied by using shares purchased on the market, not new issue or treasury shares.

Vesting of award

Under the agreement 50% of the shares subject to the award will vest if, throughout the period commencing 17 December 2006 and ending on 27 November 2007, Mr Shrigley has remained continuously employed within the group and has not, prior to that date, given or received notice of termination of his contract of employment.

The remaining 50% of the shares subject to the award vest if, throughout the period commencing on 17 December 2006 and ending 27 November 2008, Mr Shrigley has remained continuously employed within the group and has not, prior to that date, given or received notice of termination of his contract of employment.

If Mr Shrigley's employment within the group ceases due to death, injury, disability, ill-health or redundancy then the award will vest in full. If Mr Shrigley's employment is terminated for any other reason (but not cause) then a pro-rated number of award shares shall vest. The pro-rating is based on the time which the period from the award date to the leaving date bears to the period which Mr Shrigley would have needed to be employed before the award vests in full. If Mr Shrigley gives notice of termination, or his employment is terminated for cause, the award, to the extent unvested, will lapse.

Change of control

In the event of a change of control of the Company (other than in circumstances of an internal re-organisation) the award shall vest in full.

Adjustments

The Committee may adjust the number of shares subject to the award in the event the Company's share capital is altered by way of capitalisation or rights issue, sub-division, consolidation or reduction or if there is any other variation of share capital.

Amendments

The Company and Mr Shrigley must both agree to any amendments to the award agreement.

Statement of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the annual report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of the Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the members of Wolfson Microelectronics plc

We have audited the group and parent company financial statements (the "financial statements") of Wolfson Microelectronics plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 35.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review and the Operating and Financial Review that is cross referred from the Review of Development and Future Prospects section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2006;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

30 January 2007

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 Before non-recurring item $000	2006 Non-recurring item (Note 3) $000	2006 Total $000	2005 $000
Revenue	2	204,133	-	204,133	166,558
Cost of sales		(98,425)	-	(98,425)	(83,012)
Gross profit		105,708	-	105,708	83,546
Distribution and selling costs		(19,871)	(1,360)	(21,231)	(15,277)
Research and development expenses		(29,286)	(3,999)	(33,285)	(21,467)
Administrative expenses		(9,643)	(412)	(10,055)	(8,834)
Operating profit	2, 3, 4	46,908	(5,771)	41,137	37,968
Financial income	6	4,830	-	4,830	2,557
Financial expenses	6	(1,397)	-	(1,397)	(1,840)
Net financing income		3,433	-	3,433	717
Profit before tax		50,341	(5,771)	44,570	38,685
Income tax expense	7	(14,561)	1,731	(12,830)	(9,651)
Profit for the year attributable to equity holders of the parent		35,780	(4,040)	31,740	29,034
Basic earnings per share (cents)	8			27.67	26.26
Diluted earnings per share (cents)	8			26.66	24.95

Statements of Recognised Income and Expense

For the year ended 31 December 2006

	Group		Company	
	2006 $000	2005 $000	2006 $000	2005 $000
Actuarial loss on defined benefit obligations	(1,553)	(1,256)	(1,553)	(1,256)
Deferred tax on net defined benefit obligations recognised in equity	762	139	762	139
Foreign exchange translation differences on net defined benefit obligations	(989)	793	(989)	793
Net expense recognised directly in equity	(1,780)	(324)	(1,780)	(324)
Profit for the year	31,740	29,034	31,473	28,688
Total recognised income and expense for the year	29,960	28,710	29,693	28,364

The notes on pages 40 to 70 are an integral part of these financial statements.

Balance Sheets

As at 31 December 2006

		Group		Company	
	Notes	As at 31 December 2006 $000	As at 31 December 2005 $000	As at 31 December 2006 $000	As at 31 December 2005 $000
ASSETS					
Property, plant and equipment	9	31,439	30,217	31,372	30,172
Intangible assets	10	1,091	732	1,091	732
Investments in subsidiaries	11	-	-	-	-
Deferred tax assets	12	3,330	8,683	3,309	8,376
Total non-current assets		35,860	39,632	35,772	39,280
Inventories	13	22,336	15,924	22,336	15,924
Income tax receivable	7	-	1,288	-	1,288
Trade and other receivables	14	25,107	34,174	25,175	34,154
Short-term deposits	15	52,348	39,840	52,348	39,840
Cash and cash equivalents	15	47,077	41,135	46,932	41,000
Total current assets		146,868	132,361	146,791	132,206
Total assets		182,728	171,993	182,563	171,486
EQUITY					
Issued capital	16	196	187	196	187
Share premium account	16	55,823	50,538	55,823	50,538
Capital redemption reserve	16	497	497	497	497
Retained earnings	16	104,475	72,231	103,254	71,148
Total equity attributable to equity holders of the parent		160,991	123,453	159,770	122,370
LIABILITIES					
Interest-bearing loans and borrowings	17	-	14,933	-	14,933
Employee benefits	18	10,257	7,250	10,257	7,250
Total non-current liabilities		10,257	22,183	10,257	22,183
Interest-bearing loans and borrowings	17	-	880	-	880
Income tax payable	7	193	-	193	-
Trade and other payables	19	11,287	25,477	12,343	26,053
Total current liabilities		11,480	26,357	12,536	26,933
Total liabilities		21,737	48,540	22,793	49,116
Total equity and liabilities		182,728	171,993	182,563	171,486

These financial statements were approved by the Board of Directors on 30 January 2007 and were signed on its behalf by:

AD Milne
Director

GR Elliott
Director

The notes on pages 40 to 70 are an integral part of these financial statements.

Statements of Cash Flows

For the year ended 31 December 2006

	Notes	Group 2006 $000	Group 2005 $000	Company 2006 $000	Company 2005 $000
Cash flows from operating activities					
Profit for the year		**31,740**	29,034	**31,473**	28,688
Adjustments for:					
Depreciation and amortisation	9, 10	**6,792**	5,147	**6,755**	5,131
Foreign exchange losses / (gains)		**34**	(1,222)	**34**	(1,189)
Financial income		**(4,830)**	(2,557)	**(4,830)**	(2,557)
Financial expenses		**1,397**	1,840	**1,397**	1,840
Equity-settled share-based payment expenses		**3,331**	2,395	**3,172**	2,333
Income tax expense		**12,830**	9,651	**12,830**	9,703
Operating profit before changes in working capital		**51,294**	44,288	**50,831**	43,949
(Increase) / decrease in inventories		**(6,412)**	2,040	**(6,412)**	2,040
Decrease / (increase) in trade and other receivables		**9,770**	(14,781)	**9,682**	(14,779)
(Decrease) / increase in trade and other payables		**(13,804)**	11,513	**(13,322)**	11,771
Increase / (decrease) in employee benefits		**280**	(1,313)	**280**	(1,313)
Cash generated from the operations		**41,128**	41,747	**41,059**	41,668
Income taxes (paid) / received		**(2,657)**	763	**(2,657)**	763
Net cash inflow from operating activities		**38,471**	42,510	**38,402**	42,431
Cash flows from investing activities					
Interest received		**3,342**	1,545	**3,342**	1,545
Acquisition of property, plant and equipment and intangible assets		**(8,539)**	(4,411)	**(8,480)**	(4,370)
Amounts placed on short-term deposits		**(12,508)**	(39,840)	**(12,508)**	(39,840)
Net cash outflow from investing activities		**(17,705)**	(42,706)	**(17,646)**	(42,665)
Cash flows from financing activities					
Proceeds from the issue of share capital		**5,294**	1,403	**5,294**	1,403
Purchase of own shares held under trust		**(3,626)**	-	**(3,626)**	-
Interest paid		**(693)**	(871)	**(693)**	(871)
Repayment of borrowings		**(15,813)**	(3,162)	**(15,813)**	(3,162)
Payment of finance lease liabilities		**-**	(31)	**-**	(31)
Net cash outflow from financing activities		**(14,838)**	(2,661)	**(14,838)**	(2,661)
Net increase / (decrease) in cash and cash equivalents		**5,928**	(2,857)	**5,918**	(2,895)
Cash and cash equivalents at start of year		**41,135**	44,232	**41,000**	44,135
Effect of exchange rate fluctuations on cash held		**14**	(240)	**14**	(240)
Cash and cash equivalents at end of year	15	**47,077**	41,135	**46,932**	41,000
Cash and cash equivalents at end of year	15	**47,077**	41,135	**46,932**	41,000
Short-term deposits at end of year	15	**52,348**	39,840	**52,348**	39,840
Total cash and short-term deposits at end of year		**99,425**	80,975	**99,280**	80,840

The notes on pages 40 to 70 are an integral part of these financial statements.

1
Significant accounting policies

Wolfson Microelectronics plc (the "Company") is a company domiciled and incorporated in Scotland. The consolidated financial statements for the fifty-two weeks ended 31 December 2006 comprise those of the Company and its subsidiaries (together referred to as the "Group").

The parent company financial statements present information about the Company as a separate entity and not about its group.

The financial statements were authorised for issue by the directors on 30 January 2007.

(a) Statement of compliance

The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own income statement and related notes.

(b) Basis of preparation

The financial statements are prepared on the historical cost basis and are presented in United States Dollars ("US dollars"), the Company's functional currency, rounded to the nearest thousand.

As permitted by IAS 1 "Presentation of Financial Statements" the Group has disclosed additional information in respect of a non-recurring item. An item is treated as non-recurring if it is considered that by virtue of its nature, scale or incidence separate disclosure is required for the financial statements to be properly understood.

The preparation of financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of adopted IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 26.

The accounting policies set out below, unless otherwise stated, have been applied consistently to all periods presented in these financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. Subsidiaries are included in the consolidated financial statements from the date on which control commences to the date that control ceases. All business combinations are accounted for by applying the purchase method. All subsidiaries have 31 December as their financial year end.

(ii) Transactions eliminated on consolidation

Intragroup transactions, balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iii) Investments in subsidiaries

Investments by the Company in subsidiaries are carried at cost less any impairment.

(d) Foreign currency

(i) Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand.

(ii) Foreign currency transactions and balances

Transactions in currencies, other than US dollars, are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies at the balance sheet date are translated to US dollars at the foreign exchange rate ruling at that date. Exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a currency other than US dollars are translated using the exchange rate at the date of the transaction.

(iii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in equity.

(e) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy (k)).

Cost includes the expenditure that is directly attributable to the acquisition of the items.

Where parts of an item of property, plant and equipment have different estimated useful lives, they are accounted for and depreciated as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. A finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses (see accounting policy (k)). Finance leased assets are depreciated over the shorter of the lease periods and the estimated useful lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are accounted for as described in accounting policy (r)(ii).

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

Freehold property	25 years
Plant and equipment	1 to 5 years
Computer hardware	1 to 3 years
Furniture and fittings	10 years
Motor vehicles	4 years

The residual values and estimated useful lives, of items of property plant and equipment, are reviewed annually and are adjusted if appropriate.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(f) Intangible assets

(i) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

Where a product is technically feasible, production and sale are intended, a market exists and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the product. The Company believes its current process for developing products is essentially completed when products have achieved the 'Release to Production' status which confirms technical feasibility of the products to be manufactured and sold to the commercial marketplace. Development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (one to three years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software items controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalised as intangible assets. Other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives (not exceeding three years).

(g) Trade and other receivables

Trade and other receivables are stated at their fair value less impairment losses (see accounting policy (k)). A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows, discounted if material. The amount of the provision is recognised in the income statement.

(h) Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and selling expenses.

The cost of inventories is based on the first-in first-out method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes raw materials, other direct costs and related overheads based on normal operating capacity.

(i) Short-term deposits

Short-term deposits comprise cash deposits held with highly credit rated financial institutions with original maturities of more than three months and up to one year.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits held with banks.

(k) Impairment

The carrying amounts of the Group's assets, other than inventories (see accounting policy (h)) and deferred tax assets (see accounting policy (s)) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy (k)(i)).

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Share capital

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective rate basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(n) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plan

The Group's and the Company's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality credit rated bonds which are denominated in the currency in which the benefits will be paid, and that have maturity dates approximating the terms of the Group's and the Company's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The movement in the net obligation in respect of the defined benefit pension plan is split between operating expenses and net financing income / (costs) in the income statement and actuarial gains and losses in the statement of recognised income and expense.

The Group recognises immediately all actuarial gains and losses arising from defined benefit plans directly in equity.

(iii) Share-based payment transactions – Group and Company

Share options

The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002

No expense is recognised in respect of these options. When the share options are exercised, the proceeds received are allocated between share capital and share premium. The disclosures required by IFRS2 have been given for these options.

Share options granted after 7 November 2002 and vested after 1 January 2005

IFRS 2 "Share-based payments" is effective in respect of options granted after 7 November 2002 and which had not vested as at 1 January 2005. There were no options granted after 7 November 2002 which had vested before 1 January 2005. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. The estimates of the number of options that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

Performance shares

The grant date fair value of contingent shares awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest.

ExSOPs

The grant date fair value of ExSOPs awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The fair value of the ExSOPs awarded is measured using a valuation model, taking into account the terms and conditions upon which the ExSOPs were granted.

(iv) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders before taxation and adjusted as appropriate. This expense is recognised in personnel expenses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(o) Employee share trusts

The Company has established two employee share trusts: "The Wolfson Microelectronics No.1 Employees Share Trust" and "The Wolfson Microelectronics No.2 Employees Share Trust" which are separately administered trusts that are funded by loans from the Company. The assets of these trusts comprise shares in the Company and cash balances. The Company recognises the assets and liabilities of these trusts in its own accounts and shares held by the trusts are recorded at cost as a deduction in arriving at shareholders' funds.

(p) Trade and other payables

Trade and other payables are stated at amortised cost.

(q) Revenue

Revenue comprises the sale of goods, income for design services supplied and royalty income earned during the year and excludes sales taxes.

(i) Product revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Where the Company sells to its distributors, revenue from the sale of products is recognised where there are no further obligations on the Company and when the associated economic benefits are due to the Company and the turnover can be measured reliably.

(ii) Design services

Design income on specific contracts is recognised in profit or loss in proportion to the stage of completion taking into account the expected costs and time to complete. The stage of completion is assessed by reference to the project milestones achieved. Where revenue exceeds payments on account, an amount recoverable under contracts is established and included within receivables. Where payments on account exceed revenue, a payment received on account is established and given within payables.

(iii) Royalty income

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Group.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, expected return on defined benefit plan assets and the interest on the defined benefit plan obligations.

Interest income is recognised in the income statement as it accrues, using the effective rate of interest method.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax relief on the exercise of share options is allocated between current tax and equity in accordance with IAS 12.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. This includes deferred tax on share based payments which were granted prior to 7 November 2002 and which have not been exercised. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset within the same taxation authority and where the Company intends to either settle them on a net basis or to realise the asset and settle the liability simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of potentially dilutive ordinary shares, which comprise share options granted to employees.

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(v) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2006, and have not been applied in preparing these financial statements. Those which will have a significant effect on the financial statements are:

- IFRS 7 *Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures* require extensive disclosures about the significance of financial instruments for an entity's financial position and performance and qualitative and quantitative disclosures on the nature and extent of risks.
- IFRIC 8 *Scope of IFRS 2 Share-based Payment* addresses the accounting for share-based payment transactions in which some or all of goods or services received cannot be specifically identified.
- IFRIC 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost.

2
Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

Business segments

The Group comprises the following main business segments as at 31 December 2006:

- consumer audio products
- digital imaging applications
- portable applications

		Consumer		Imaging		Portable		Corporate expenses (unallocated)		Group	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000
Segment revenue		**31,408**	32,871	**21,880**	25,636	**150,845**	108,051	-	-	**204,133**	166,558
Segment result before non-recurring charge		**6,048**	6,841	**10,306**	11,712	**68,170**	50,176	-	-	**84,524**	68,729
Non-recurring charge		**(902)**	-	**(513)**	-	**(1,417)**	-	**(2,939)**	-	**(5,771)**	-
Segment result after non-recurring charge		**5,146**	6,841	**9,793**	11,712	**66,753**	50,176	**(2,939)**	-	**78,753**	68,729
Unallocated expenses		-	-	-	-	-	-	**(37,616)***	(30,761)*	**(37,616)**	(30,761)
Operating profit										**41,137**	37,968
Net financing income	6									**3,433**	717
Profit before tax										**44,570**	38,685
Income tax expense	7									**(12,830)**	(9,651)
Profit for the year										**31,740**	29,034

* Certain corporate expenses are allocated to reflect the utilisation of resources by each business segment and the balance of these expenses remains as unallocated.

		Consumer		Imaging		Portable		Unallocated		Group	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000
Assets		-	-	-	-	-	-	**182,728**	171,993	**182,728**	171,993
Liabilities		-	-	-	-	-	-	**(21,737)**	(48,540)	**(21,737)**	(48,540)
Capital expenditure	9, 10	-	-	-	-	-	-	**8,373**	6,196	**8,373**	6,196

Assets and liabilities are not specifically allocated to business segments as the total assets and liabilities of the Group are utilised, managed and reported centrally across all business segments. Consequently it is not possible to provide a meaningful allocation of assets and liabilities for each business segment as this cannot be done on a reasonable basis.

All segments are continuing operations.

2

Segment reporting (continued)

Geographical segments

The business segments are managed from the United Kingdom. The Group's sales offices are located in China, Japan, Korea, Singapore, Taiwan and the United States of America. Research and development facilities are located in the United Kingdom and subcontracted manufacturing operations are located in South East Asia and in Europe.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

		Japan		Asia Pacific		Americas		Europe & rest of world		Unallocated		Group	
	Notes	**2006 $000**	2005 $000	**2006 $000**	2005 $000	**2006 $000**	2005 $000	**2006 $000**	2005 $000	**2006 $000**	2005 $000	**2006 $000**	2005 $000
Revenue from external customers		**26,435**	23,228	**146,191**	126,278	**13,557**	9,633	**17,950**	7,419	**-**	-	**204,133**	166,558
Assets		**-**	-	**-**	-	**-**	-	**-**	-	**182,728**	171,993	**182,728**	171,993
Capital expenditure	**9, 10**	**-**	-	**-**	-	**-**	-	**-**	-	**8,373**	6,196	**8,373**	6,196

Analysis of revenue:

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Revenues from:		
Products sold	**202,911**	164,999
Design services rendered and royalty income	**1,222**	1,559
	204,133	166,558

3

Non-recurring item

During the year it was established that share options granted to a number of employees which vested in August 2006 under the Company's Enterprise Management Incentive Scheme were non-qualifying for personal tax relief purposes. A non-recurring charge of $5.8 million ($4.0 million after related corporation tax credit), of which $5.3 million has been already paid, has been provided as additional remuneration to compensate employees, and disclosed as a non-recurring charge in the consolidated income statement.

4
Operating expenses

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Operating profit is stated after charging:		
Depreciation (note 9)	5,586	4,108
Amortisation of intangible assets (note 10)	1,206	1,039
Write down of inventories to net realisable value	1,297	2,170
Allowances for doubtful trade receivables	75	-
Legal fees incurred in respect of alleged patent infringement	-	836
Loss on foreign exchange transactions and translation	34	-
and after crediting:		
Gain on foreign exchange transactions and translation	-	(1,222)

Audit and non-audit fee disclosure

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Audit of these financial statements (Group and Company)	154	113
Amounts receivable by auditors and their associates in respect of:		
Audit of financial statements of subsidiaries pursuant to legislation	7	6
Other services provided to overseas branches of the Company	80	129
Other services relating to taxation	139	143
All other services	121	63
Audit of defined benefit pension scheme	6	3

5
Personnel expenses

	Group		Company	
	Year ended 31 December 2006 No.	Year ended 31 December 2005 No.	Year ended 31 December 2006 No.	Year ended 31 December 2005 No.
Average number of employees, including executive directors, by activity:				
Design and development	149	109	149	109
Selling and distribution	125	91	114	84
Administration	30	27	30	27
	304	227	293	220

5
Personnel expenses (continued)

	Group		Company	
	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000	**Year ended 31 December 2006 $000**	Year ended 31 December 2005 $000
Wages and salaries	**21,009**	15,726	**19,803**	14,848
Social security costs	**2,750**	1,689	**2,684**	1,689
Non-recurring charge (note 3)	**5,771**	-	**5,771**	-
Contributions to defined contribution plans	**509**	359	**509**	359
Increase in liability for defined benefit pensions (note 18)	**1,064**	810	**1,064**	810
Equity-settled share based payment transactions (note 18)	**3,331**	2,395	**3,172**	2,333
	34,434	20,979	**33,003**	20,039

Information regarding the directors' remuneration, shareholdings, share options, other share-based payments and pension arrangements is contained in the Directors' Remuneration Report on pages 22 to 34.

6
Net financing income

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Bank interest receivable	**3,906**	1,988
Other interest receivable	**139**	11
Expected return on defined benefit plan assets (note 18)	**785**	558
Financial income	**4,830**	2,557
Interest payable on bank loans	**(445)**	(1,060)
Other interest payable	**(28)**	(19)
Interest on defined benefit obligation (note 18)	**(924)**	(761)
Financial expenses	**(1,397)**	(1,840)
Net financing income	**3,433**	717

7
Income tax expense

Current tax

Current tax for the current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset. There is a current tax liability of $193,000 at 31 December 2006 (2005: $1,288,000 receivable).

7

Income tax expense (continued)

Recognised in the income statement

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Current tax expense		
Current year	**12,705**	4,326
Adjustments for prior years	**(285)**	-
Overseas taxes	**58**	74
	12,478	4,400
Deferred tax expense		
Origination and reversal of temporary differences	**103**	6,447
Benefit of tax losses recognised (note 12)	**-**	(126)
Adjustments for prior years	**249**	(1,070)
	352	5,251
Total income tax expense in income statement	**12,830**	9,651

Current and deferred tax recognised directly in equity

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Relating to equity-settled transactions – current tax	**(8,340)**	(3,731)
Relating to equity-settled transactions – deferred tax	**5,763**	(2,551)
Relating to net pension liability	**(762)**	(139)
Increase in equity (note 12)	**(3,339)**	(6,421)

Reconciliation of effective tax rate

	Year ended 31 December 2006 %	Year ended 31 December 2006 $000	Year ended 31 December 2005 %	Year ended 31 December 2005 $000
Profit before tax		**44,570**		38,685
Income tax using the domestic corporation tax rate	**30.0%**	**13,371**	30.0%	11,605
Effect of tax rates in foreign jurisdictions (rate increased)	**0.1%**	**37**	0.2%	74
Non-deductible expenses	**0.3%**	**155**	0.5%	206
Tax incentives not recognised in the income statement	**(2.2%)**	**(981)**	(1.1%)	(420)
Tax expense / (relief) on share options	**0.6%**	**284**	(1.6%)	(618)
Effect of tax losses utilised	**-**	**-**	(0.3%)	(126)
Over provided in prior years	**-**	**(36)**	(2.8%)	(1,070)
	28.8%	**12,830**	24.9%	9,651

8
Earnings per share

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Profit for the year, after non-recurring charge, attributable to equity shareholders (basic and diluted)	**31,740**	29,034
Non-recurring charge after tax	**4,040**	-
Adjusted profit for the year, before non-recurring charge, attributable to equity shareholders (basic and diluted)	**35,780**	29,034
	cents	cents
Basic earnings per share	**27.67**	26.26
Loss per share on non-recurring charge	**3.52**	-
Adjusted basic earnings per share	**31.19**	26.26
Diluted earnings per share	**26.66**	24.95
Loss per share on non-recurring charge	**3.39**	-
Adjusted diluted earnings per share	**30.05**	24.95

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each year were calculated as follows:

	Year ended 31 December 2006 No. of shares	Year ended 31 December 2005 No. of shares
Issued ordinary shares at start of year	**112,414,560**	108,389,915
Effect of shares issued during the year from exercise of employee share options	**2,296,641**	2,160,924
Weighted average number of ordinary shares at end of year – for basic earnings per share	**114,711,201**	110,550,839
Effect of share options in issue	**4,358,400**	5,829,416
Weighted average number of ordinary shares at end of year – for *diluted earnings per share*	**119,069,601**	116,380,255

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity shareholders of $31,740,000 (2005: $29,034,000) and a weighted average number of ordinary shares during the year ended 31 December 2006 of 114,711,201 (2005: 110,550,839), calculated as shown above.

Adjusted basic earnings per share

The calculation of adjusted basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity shareholders, before the non-recurring item (note 3), of $35,780,000 (2005: $29,034,000) and a weighted average number of ordinary shares during the year ended 31 December 2006 of 114,711,201 (2005: 110,550,839), calculated as shown above.

Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity shareholders of $31,740,000 (2005: $29,034,000) and a weighted average number of ordinary shares during the year ended 31 December 2006 of 119,069,601 *(2005: 116,380,255), calculated* as shown above.

Adjusted diluted earnings per share

The calculation of adjusted diluted earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity shareholders, before the non-recurring item (note 3), of $35,780,000 (2005: $29,034,000) and a weighted average number of ordinary shares during the year ended 31 December 2006 of 119,069,601 (2005: 116,380,255), calculated as shown above.

9
Property, plant and equipment

Group	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2005	18,782	13,998	2,974	1,699	85	37,538
Additions	-	4,946	106	34	42	5,128
At 31 December 2005	18,782	18,944	3,080	1,733	127	42,666
At 1 January 2006	18,782	18,944	3,080	1,733	127	42,666
Additions	70	6,239	258	241	-	6,808
At 31 December 2006	**18,852**	**25,183**	**3,338**	**1,974**	**127**	**49,474**
Depreciation						
At 1 January 2005	279	6,026	1,645	376	15	8,341
Charge for the year	376	2,894	648	170	20	4,108
At 31 December 2005	655	8,920	2,293	546	35	12,449
At 1 January 2006	655	8,920	2,293	546	35	12,449
Charge for the year	376	4,345	666	166	33	5,586
At 31 December 2006	**1,031**	**13,265**	**2,959**	**712**	**68**	**18,035**
Net book value						
At 1 January 2005	18,503	7,972	1,329	1,323	70	29,197
At 31 December 2005	18,127	10,024	787	1,187	92	30,217
At 1 January 2006	18,127	10,024	787	1,187	92	30,217
At 31 December 2006	**17,821**	**11,918**	**379**	**1,262**	**59**	**31,439**

9
Property, plant and equipment (continued)

Company	Land and buildings $000	Plant and machinery $000	Computer hardware $000	*Furniture* and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2005	18,782	13,972	2,972	1,694	85	37,505
Additions	-	4,905	106	34	42	5,087
At 31 December 2005	18,782	18,877	3,078	1,728	127	42,592
At 1 January 2006	18,782	18,877	3,078	1,728	127	42,592
Additions	70	6,180	258	241	-	6,749
At 31 December 2006	**18,852**	**25,057**	**3,336**	**1,969**	**127**	**49,341**
Depreciation						
At 1 January 2005	279	6,017	1,643	374	15	8,328
Charge for the year	376	2,878	648	170	20	4,092
At 31 December 2005	655	8,895	2,291	544	35	12,420
At 1 January 2006	655	8,895	2,291	544	35	12,420
Charge for the year	376	4,308	666	166	33	5,549
At 31 December 2006	**1,031**	**13,203**	**2,957**	**710**	**68**	**17,969**
Net book value						
At 1 January 2005	18,503	7,955	1,329	1,320	70	29,177
At 31 December 2005	18,127	9,982	787	1,184	92	30,172
At 1 January 2006	18,127	9,982	787	1,184	92	30,172
At 31 December 2006	**17,821**	**11,854**	**379**	**1,259**	**59**	**31,372**

Group and Company:

Leased plant and machinery

The Group and Company leased certain items of plant and machinery, computer hardware and fixtures and fittings under a number finance lease agreements and hire purchase contracts. At 31 December 2006, the net book value of leased assets was $nil (2005: $nil). Depreciation for the year on these assets was $nil (2005: $193,000). There are no secured lease obligations at 31 December 2006.

Security

During the year ended 31 December 2006, the property term loan was repaid in full and the related bond and floating charge and standard security were discharged. As at 31 December 2005, a building with a net book value of $18,127,000 was subject to a floating charge and standard security.

10
Intangible assets

Group and Company	Computer software $000
Cost	
At 1 January 2005	1,907
Additions	1,068
At 31 December 2005	2,975
At 1 January 2006	2,975
Additions	1,565
At 31 December 2006	**4,540**
Amortisation	
At 1 January 2005	1,204
Amortisation for the year	1,039
At 31 December 2005	2,243
At 1 January 2006	2,243
Amortisation for the year	1,206
At 31 December 2006	**3,449**
Net book value	
At 1 January 2005	703
At 31 December 2005	732
At 1 January 2006	732
At 31 December 2006	**1,091**

Amortisation charge

The amortisation charge is recognised in the following line items in the income statement:

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Distribution and selling costs	**34**	33
Research and development expenses	**778**	166
Administrative expenses	**394**	840
	1,206	1,039

11
Investments in subsidiaries

Company	$
Cost	
As at 1 January 2005 – Investment in Wolfson Microelectronics, Inc. (note 24)	163
Addition in 2005 – Investment in Wolfson Microelectronics Pte Ltd (note 24)	1
Cost as at 31 December 2005 and as at 31 December 2006	**164**

12
Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Group	Assets 2006 $000	Assets 2005 $000	Liabilities 2006 $000	Liabilities 2005 $000	Net 2006 $000	Net 2005 $000
Property, plant and equipment	-	-	2,702	2,332	2,702	2,332
Intangible assets	(75)	(20)	-	-	(75)	(20)
Employee benefits – pensions	(3,077)	(2,175)	-	-	(3,077)	(2,175)
Employee benefits – share based payments	(2,865)	(8,633)	-	-	(2,865)	(8,633)
Other items	(15)	(187)	-	-	(15)	(187)
Tax (assets) / liabilities	(6,032)	(11,015)	2,702	2,332	(3,330)	(8,683)
Set off of tax	2,702	2,332	(2,702)	(2,332)	-	-
Net deferred tax assets	(3,330)	(8,683)	-	-	(3,330)	(8,683)

Company	Assets 2006 $000	Assets 2005 $000	Liabilities 2006 $000	Liabilities 2005 $000	Net 2006 $000	Net 2005 $000
Property, plant and equipment	-	-	2,702	2,332	2,702	2,332
Intangible assets	(75)	(20)	-	-	(75)	(20)
Employee benefits – pensions	(3,077)	(2,175)	-	-	(3,077)	(2,175)
Employee benefits – share based payments	(2,844)	(8,326)	-	-	(2,844)	(8,326)
Other items	(15)	(187)	-	-	(15)	(187)
Tax (assets) / liabilities	(6,011)	(10,708)	2,702	2,332	(3,309)	(8,376)
Set off of tax	2,702	2,332	(2,702)	(2,332)	-	-
Net deferred tax assets	(3,309)	(8,376)	-	-	(3,309)	(8,376)

Unrecognised deferred tax assets (Group only)

At 31 December 2006, a deferred tax asset of $400,000 (2005: $nil) relating to tax losses carried forward by Wolfson Microelectronics, Inc. in the United States of America was not recognised. A deferred tax asset was not recognised in respect of this item because it was not probable that future taxable profit would be available against which the Group could utilise the benefits thereon.

12
Deferred tax assets and liabilities (continued)

Movement in temporary differences during the year

Group	Balance at 1 January 2005 $000	Recognised in income $000	Recognised in equity $000	Balance at 31 December 2005 $000
Property, plant and equipment	(1,909)	4,241	-	2,332
Intangible assets	(68)	48	-	(20)
Employee *benefits* – pensions	(2,379)	343	(139)	(2,175)
Employee benefits – share based payments	(4,802)	(1,280)	(2,551)	(8,633)
Other items	(61)	(126)	-	(187)
Tax value of loss carry-forwards	(2,025)	2,025	-	-
	(11,244)	5,251	(2,690)	(8,683)

	Balance at 1 January 2006 $000	Recognised in income $000	Recognised in equity $000	**Balance at 31 December 2006 $000**
Property, plant and equipment	**2,332**	370	-	**2,702**
Intangible assets	**(20)**	(55)	-	**(75)**
Employee benefits – pensions	**(2,175)**	(140)	(762)	**(3,077)**
Employee benefits – share based payments	**(8,633)**	5	5,763	**(2,865)**
Other items	**(187)**	172	-	**(15)**
	(8,683)	352	5,001	**(3,330)**

Movement in temporary differences during the year (continued)

Company	Balance at 1 January 2005 $000	Recognised in income $000	Recognised in equity $000	Balance at 31 December 2005 $000
Property, plant and equipment	(1,909)	4,241	-	2,332
Intangible assets	(68)	48	-	(20)
Employee benefits – pensions	(2,379)	343	(139)	(2,175)
Employee benefits – share based payments	(4,802)	(1,243)	(2,281)	(8,326)
Other items	(61)	(126)	-	(187)
Tax value of loss carry-forwards	(2,025)	2,025	-	-
	(11,244)	5,288	(2,420)	(8,376)

	Balance at 1 January 2006 $000	Recognised in income $000	Recognised in equity $000	**Balance at 31 December 2006 $000**
Property, plant and equipment	**2,332**	370	-	**2,702**
Intangible assets	**(20)**	(55)	-	**(75)**
Employee benefits – pensions	**(2,175)**	(140)	(762)	**(3,077)**
Employee benefits – share based payments	**(8,326)**	9	5,473	**(2,844)**
Other items	**(187)**	172	-	**(15)**
	(8,376)	356	4,711	**(3,309)**

13
Inventories

	Group and Company	
	2006	2005
	$000	$000
Raw materials and consumables	**6,879**	4,456
Work in progress	**3,337**	8,020
Finished goods	**12,120**	3,448
	22,336	15,924

In the year ended 31 December 2006 raw materials and consumables and changes in finished goods and work in progress recognised as cost of sales amounted to $97,483,000 (2005: $82,088,000).

14
Trade and other receivables

	Group		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Trade receivables	**20,966**	30,848	**20,966**	30,848
Amounts due from subsidiaries	**-**	-	**97**	-
Other receivables	**1,781**	1,065	**1,781**	1,065
Prepayments and accrued income	**2,360**	2,261	**2,331**	2,241
	25,107	34,174	**25,175**	34,154

15
Cash and cash equivalents and short-term deposits

	Group		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Bank balances	**18,807**	24,817	**18,662**	24,682
Bank deposits	**28,270**	16,318	**28,270**	16,318
Cash and cash equivalents	**47,077**	41,135	**46,932**	41,000
Short-term deposits (note 20)	**52,348**	39,840	**52,348**	39,840

16
Capital and reserves

Share capital and share premium

	As at 31 December 2006 No. of shares	As at 31 December 2005 No. of shares
In issue at start of year	**112,414,560**	108,389,915
Issued for cash on exercise of employee share options	**4,668,313**	4,024,645
In issue at end of year – fully paid	**117,082,873**	112,414,560

At 31 December 2006, the authorised share capital comprised 135,000,000 ordinary shares (2005: 125,000,000) which have a nominal value of 0.1 pence per share. All issued shares are fully paid.

The holders of ordinary shares are entitled to one vote per share at meetings of the Company and are entitled to receive dividends as recommended by the directors. The holders of ordinary shares also have an unlimited right to share in the surplus remaining on a winding up after all creditors are satisfied.

During the year 4,668,313 ordinary shares of 0.1 pence, which had an aggregate nominal value of £5,000 ($9,000), were issued for a total consideration of £2,850,000 ($5,294,000).

During the year, the Company's employee share trusts acquired 543,368 of the Company's shares for a consideration of $3,626,000 and this has been charged against equity. There were 543,368 of the Company's ordinary shares held by the Company's employee share trusts as at 31 December 2006 (as at 31 December 2005: nil).

Options

The Company's directors, senior management and employees have been granted options over ordinary shares under employee share option schemes as follows:

	At 1 January 2006	Exercised	Granted	Lapsed	At 31 December 2006
First scheme	50,000	-	-	-	**50,000**
Second scheme*	4,229,600	(3,153,100)	-	(111,000)	**965,500**
EMI scheme*	1,864,900	(1,321,300)	-	-	**543,600**
2003 Executive Share Scheme – A	156,055	-	10,600	(14,669)	**151,986**
2003 Executive Share Scheme – B	809,879	-	166,078	(52,568)	**923,389**
2003 All Employee Share Scheme – A	1,182,271	(74,966)	493,307	(49,787)	**1,550,825**
2003 All Employee Share Scheme – B	501,734	(118,947)	666,943	(52,429)	**997,301**
	8,794,439	(4,668,313)	1,336,928	(280,453)	**5,182,601**

* At 31 December 2006, there were no options subject to parallel option arrangements. At 31 December 2005, there were 222,000 options which were subject to parallel option arrangements whereby 111,000 options granted under the EMI and Second Executive schemes were granted on the basis that option holders may exercise one of the options comprising such parallel arrangements but not both.

16
Capital and reserves (continued)

Reconciliation of movement in capital and reserves

Group	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2005	180	49,142	497	34,843	84,662
Total recognised income and expense	-	-	-	28,710	28,710
Equity settled transactions, including tax effect	-	-	-	4,947	4,947
Current tax on equity settled transactions	-	-	-	3,731	3,731
Share options exercised by employees	7	1,396	-	-	1,403
Balance at 31 December 2005	187	50,538	497	72,231	123,453
Balance at 1 January 2006	187	50,538	497	72,231	123,453
Total recognised income and expense	-	-	-	29,960	29,960
Equity settled transactions, including tax effect	-	-	-	(2,430)	(2,430)
Current tax on equity settled transactions	-	-	-	8,340	8,340
Share options exercised by employees	9	5,285	-	-	5,294
Company shares acquired by trusts	-	-	-	(3,626)	(3,626)
Balance at 31 December 2006	**196**	**55,823**	**497**	**104,475**	**160,991**

Company	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2005	180	49,142	497	34,438	84,257
Total recognised income and expense	-	-	-	28,364	28,364
Equity settled transactions, including tax effect	-	-	-	4,615	4,615
Current tax on equity settled transactions	-	-	-	3,731	3,731
Share options exercised by employees	7	1,396	-	-	1,403
Balance at 31 December 2005	187	50,538	497	71,148	122,370
Balance at 1 January 2006	187	50,538	497	71,148	122,370
Total recognised income and expense	-	-	-	29,693	29,693
Equity settled transactions, including tax effect	-	-	-	(2,301)	(2,301)
Current tax on equity settled transactions	-	-	-	8,340	8,340
Share options exercised by employees	9	5,285	-	-	5,294
Company shares acquired by trusts	-	-	-	(3,626)	(3,626)
Balance at 31 December 2006	**196**	**55,823**	**497**	**103,254**	**159,770**

Capital redemption reserve

This reserve balance represents an amount equal to the nominal value of deferred shares which were bought back by the Company out of profits during the year ended 31 December 2003. These deferred shares were then cancelled.

17
Interest-bearing loans and borrowings

	Group and Company	
	2006 $000	2005 $000
Non-current liabilities		
Secured bank loans	-	14,933
Current liabilities		
Current portion of secured bank loans	-	880

Terms and debt repayment schedule

The bank loan was repaid early, in full, during the year ended 31 December 2006. The bank loan of $15,813,000 was secured, by a floating charge and standard security, over the office building which had a net book value of $18,127,000 as at 31 December 2005 (see note 9). Interest was payable annually at a rate of 1% over the bank's base rate (see note 20).

18
Employee benefits

Group and Company	2006 $000	2005 $000
Present value of funded obligations	**24,291**	17,686
Fair value of plan assets	**14,034**	10,436
Recognised liability for defined benefit obligations (see below)	**10,257**	7,250

Liability for defined benefit obligations

The Group makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities.

Plan assets consist of the following:

	2006 $000	2005 $000
Equity securities	**11,793**	8,349
Government bonds	**1,089**	451
Corporate bonds	**1,097**	451
Cash	**4**	1,185
Other assets	**51**	-
	14,034	10,436

18
Employee benefits (continued)

Movements in the liability for defined benefit obligations

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Liability for defined benefit obligations at start of year	**17,686**	14,979
Current service cost (see below)	**880**	640
Interest cost (see below)	**924**	761
Contributions by plan participants	**280**	291
Actuarial losses recognised in equity	**1,918**	2,644
Exchange differences	**2,603**	(1,629)
Liability for defined benefit obligations at end of year	**24,291**	17,686

Movements in plan assets

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Fair value of plan assets at start of year	**10,436**	7,049
Contributions by the employer	**599**	1,953
Contributions by plan participants	**280**	291
Expected return on plan assets (see below)	**785**	558
Actuarial losses recognised in equity	**365**	1,388
Exchange differences	**1,569**	(803)
Fair value of plan assets at end of year	**14,034**	10,436

Expense recognised in the income statement

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Current service costs	**880**	640
Interest on obligation	**924**	761
Expected return on plan assets	**(785)**	(558)
	1,019	843
Exchange differences	**45**	(33)
	1,064	810

18
Employee benefits (continued)

The expense is recognised in the following line items in the income statement:

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Distribution and selling costs	149	128
Research and development expenses	597	422
Administrative expenses	134	90
Total current service costs	880	640
Exchange differences:		
Administrative expenses	45	(33)
Financial income	(785)	(558)
Financial expense	924	761
Actual return on plan assets	10.3%	26.4%

The total exchange differences arising on the net liability for defined benefit obligations, as recognised during the year ended 31 December 2006, amounted to a net exchange loss of $1,034,000 (2005: $826,000 exchange gain). $45,000 of this exchange loss is recognised as an expense in the income statement (2005: $33,000 gain) and $989,000 is charged to equity in the year (2005: $793,000 credited to equity).

Actuarial gains and losses recognised directly in equity

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Cumulative amount of actuarial losses at 1 January	7,995	6,739
Recognised during the period	1,553	1,256
Cumulative amount of actuarial losses at 31 December	9,548	7,995

Actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

		2006	2005
Discount rate at 31 December		5.10%	4.70%
Expected return on plan assets at 1 January	– Equities	7.00%	7.50%
	– Bonds	4.75%	4.50%
	– Other	-	4.00%
Future salary increases		5.00%	4.25%
Future pension increases		2.85%	2.75%
Inflation assumption		2.85%	2.75%
Mortality table		PXA92, Birth year, Medium Cohort	PXA92C2020

Assumptions regarding future mortality are based on published statistics and mortality tables. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

18
Employee benefits (continued)

Historical information

	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Present value of defined benefit obligation	**(24,291)**	(17,686)	(14,979)
Fair value of plan assets	**14,034**	10,436	7,049
Deficit in the plan	**(10,257)**	(7,250)	(7,930)

	$000	$000	$000
Experience adjustments arising on plan liabilities	**(394)**	126	(533)
Experience adjustments arising on plan assets	**400**	1,483	259

The Group and Company expect to pay approximately $650,000 in contributions to defined benefit plans in 2007.

Share-based payments

Share option plans

In previous years the Group has established a share option programme that entitles directors, senior management and other employees to purchase shares in the Company. Grants have been made of share options in the period from 1995 to date. During 2006 share options were granted to employees and a director. In accordance with these share option schemes, options are exercisable at the market price of the shares at the date of grant.

Additionally, there were 28 separate grants of share options to employees before 7 November 2002. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions of IFRS 1 and IFRS 2

The Wolfson Microelectronics 2006 Performance Share Plan ('PSP')

This long term incentive plan was approved by shareholders, at an Extraordinary General Meeting, on 16 February 2006. The first grant of contingent shares was made on 10 March 2006 to directors and senior management as part of a long term incentive plan and further awards were made to certain members of the senior management team in September and October 2006. No consideration was paid for any of these awards. The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

A participant will derive the whole value of shares finally determined as vesting under the PSP. Performance is measured over the three financial years 2006 to 2008, with 2005 as the base year. The proportion vesting will be decided on a sliding scale by reference to the Company's performance in growing its gross revenues subject to exceeding a minimum net margin over the performance period. The net margin is calculated by reference to the Company's net operating profits excluding currency retranslation costs and before adjustments relating to share based payment expenses.

25% of the maximum PSP award will vest if a minimum threshold for growth in revenues is achieved and the minimum net margin requirement is achieved. Above that threshold, award shares vest on a sliding scale up to 100% of the award shares if a fixed minimum level of growth in revenues is attained. The growth in gross revenues will be calculated over the 3 year performance period on a compound basis.

Further details of this plan are contained on pages 23 and 28 of the Directors' Remuneration Report.

18
Employee benefits (continued)

The Wolfson Microelectronics Group Executive Shared Ownership Plan (ExSOP)

On 20 March 2006, executive directors and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. A further award to a new member of the senior management team was made in September 2006.

The registered shareholder of the shares awarded in March 2006 is Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2006 award relates to the real growth (i.e. growth above RPI) achieved over the three financial years 2006 to 2008 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for the non-recurring item. The Remuneration Committee may make further adjustments as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 15% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

Share option plans

The terms and conditions of the share option grants which were outstanding at any time during the year ended 31 December 2006 are as follows, whereby all options are settled by the physical delivery of shares:

18
Employee benefits (continued)

	Grant date	Employees entitled	Number of options	Vesting conditions	Contractual life of options
1	7 September 2000*	senior management	111,000	Three years of service	7 years
2	23 March 2001	employees	50,000	Three years of service	10 years
3	23 March 2001*	directors and senior management	111,000	Three years of service	10 years
4	20 March 2002	directors, senior management and employees	475,000	Three years of service	7 years
5	20 March 2002	directors, senior management and employees	685,000	Three years of service	10 years
6	1 January 2003	directors and senior management	702,500	Three years of service and PBIT per share growth rate of 2005 profits relative to 2002 profits at least RPI+15% per annum. There is a sliding scale of options vesting for lower performance but growth rate of above RPI +5% per annum must be achieved	7 years
7	25 April 2003	employees	525,000	Three years of service and 325,000 of these options are conditional on the achievement of target earnings in 2003	7 years
8	3 June 2003	employees	135,000	Three years of service and 20,000 of these options are conditional on the achievement of sales targets in 2003	10 years
9	14 August 2003	directors, senior management and employees	2,391,100	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	7 years
10	14 August 2003	directors, senior management and employees	933,900	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	10 years
11	17 September 2003	employees	25,000	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	7 years
12	30 July 2004	employees	954,755	Four years of service**	10 years
13	27 August 2004	employees	20,000	Four years of service**	10 years
14	30 July 2004	directors and senior management	536,675	Employed during vesting period and increase of RPI plus 15% per annum in EPS in 2006 over EPS in 2003 (there is a sliding scale for lower performance)	10 years
15	10 March 2005	employees	674,250	Four years of service**	10 years
16	10 March 2005	directors and senior management	429,259	Employed during vesting period and increase of RPI plus 15% per annum in EPS in 2007 over EPS in 2004 (there is a sliding scale for lower performance)	10 years
17	10 March 2005	employees	5,000	Four years of service**	10 years
18	7 September 2005	employees	20,000	Four years of service**	10 years
19	24 November 2005	employees	10,000	Four years of service**	10 years
20	16 March 2006	employees	839,250	Four years of service**	10 years
21	2 May 2006	employees	20,000	Four years of service**	10 years
22	19 June 2006	employees	12,000	Four years of service**	10 years
23	24 August 2006	employees	170,000	Four years of service**	10 years
24	25 September 2006	employees	62,000	Four years of service**	10 years
25	26 October 2006	employees	17,000	Four years of service**	10 years
26	27 November 2006	employees	40,000	Four years of service**	10 years
27	18 December 2006	director	176,678	The performance conditions are included on page 30 of the Directors' Remuneration Report	10 years

* At 1 January 2006 there were 222,000 options which are subject to parallel option arrangements whereby 111,000 options granted under the Enterprise Management Incentive Scheme and the Second Executive Share Option Scheme were granted on the basis that option holders may exercise one of the options comprising such parallel arrangements but not both. The 111,000 options granted under the Enterprise Management Incentive Scheme were exercised during the year and therefore the parallel options granted under the Second Executive Share Option Scheme lapsed.

** 25% of the options granted can be exercised one year after the grant date and then, by equal monthly instalments, thereafter for the next three years.

18
Employee benefits (continued)

The number and weighted average exercise prices of share options is as follows:

	Weighted average exercise price (pence) Year ended 31 December 2006	Number of options Year ended 31 December 2006	Weighted average exercise price (pence) Year ended 31 December 2005	Number of options Year ended 31 December 2005
Outstanding at the beginning of the year	95.6	8,794,439	59.5	12,999,310
Lapsed during the year	146.9	(280,453)	41.9	(1,334,235)
Exercised during the year	61.1	(4,668,313)	19.2	(4,024,645)
Granted during the year	398.8	1,336,928	174.3	1,154,009
Outstanding at the end of the year	101.3	5,182,601	95.6	8,794,439
Exercisable at the end of the year	. 97.3	2,336,073	59.4	1,686,116

The options outstanding at 31 December 2006 have an exercise price in the ranges as summarised below:

Exercise price range	Number of options outstanding at 31 December 2006	Weighted average remaining contractual life (years)
15 to 20 pence	463,000	5.1
40 to 75 pence	1,096,100	3.9
173.25 to 263.16 pence	2,311,823	7.9
279.42 to 287.00 pence	233,678	9.9
411.34 to 479 pence	1,078,000	9.3
	5,182,601	7.2

The weighted average share price during the year ended 31 December 2006 was 407.2 pence per share (2005: 187.9 pence per share)

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model. Expectations of early exercise are incorporated into this model.

	Directors		Senior Management		Other Employees	
Fair value of share options and assumptions	2006	2005	2006	2005	2006	2005
Fair value at measurement date (pence)	86	91	221	82	201	82
Share price (pence)	277.00	173.25	455.50	173.25	410.00	174.84
Exercise price (pence)	283.00	173.25	455.50	173.25	410.00	174.84
Expected volatility	55.0%	55.0%	55.0%	55.0%	55.0%	55.0%
Option life (weighted average life)	2	5	4	4	4	4
Expected dividends	Nil	Nil	Nil	Nil	Nil	Nil
Risk free interest rate (based on UK government bonds)	4.8%	4.6%	4.8%	4.6%	4.5%	4.6%

The expected volatility is based on the historical volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

These share options are granted under a service condition and, for grants to senior management, non-market performance conditions. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

18
Employee benefits (continued)

Performance share plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent performance shares	Weighted average fair value (pence)
Awarded in the year	109,764	390.00
Lapsed in the year	(7,807)	(404.25)
Outstanding as at 31 December 2006	101,957	388.90

ExSOPs

The fair value of ExSOPs at grant date is determined using a valuation model which takes into account the terms and conditions upon which the ExSOPs were awarded. The model inputs were: share price 426 pence and risk free interest rate (based on UK government bonds) 4.6%. The model inputs also included a published beta factor for the Company's shares as at the date of award of the ExSOPs and the annual carrying cost.

	Number of ExSOPs	Weighted average fair value (pence)
Awarded in the year	267,432	115
Lapsed in the year	(23,421)	(114)
Outstanding as at 31 December 2006	244,011	115

Deferred share awards

Deferred awards of ordinary shares in the Company were made on 15 September 2006 and on 19 December 2006 to a new member of the senior management team and to a director respectively. Details of the award made to the director, of 181,159 shares, are contained in the Directors' Remuneration Report on pages 29 and 34. The award of 16,241 shares made on 15 September 2006 will normally vest provided the employee remains in the Company's employment following the end of an 18 month period commencing 14 August 2006.

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of deferred shares	Weighted average fair value (pence)
Awarded in the year and outstanding as at 31 December 2006	197,400	296

Employee expenses	Year ended 31 December 2006 $000	Year ended 31 December 2005 $000
Share options granted in 2003	503	860
Share options granted in 2004	459	988
Share options granted in 2005	383	547
Share options granted in 2006	1,672	-
Performance shares awarded in 2006	144	-
ExSOPs awarded in 2006	113	-
Deferred shares awarded in 2006	57	-
Total expense recognised in personnel expenses (note 5)	3,331	2,395

19
Trade and other payables

	Group		Company	
	2006 **$000**	2005 $000	**2006** **$000**	2005 $000
Trade payables	**6,450**	18,232	**6,450**	18,232
Amounts due to subsidiaries	**-**	-	**1,068**	726
Non-trade payables	**1,098**	1,202	**1,098**	1,202
Accruals	**3,739**	6,043	**3,727**	5,893
	11,287	25,477	**12,343**	26,053

20
Financial Instruments

The Group's principal financial instruments as at 31 December 2006 comprise cash and cash equivalents and short-term deposits. The main purpose of these financial instruments is to finance the Group's operations. The Group has other financial instruments which mainly comprise trade receivables and trade payables which arise directly from its operations. During the year ended 31 December 2006, the Group repaid early the remaining balance on the property term loan.

During the year ended 31 December 2006 and the previous financial year, the Group did not use derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes.

Exposure to currency, interest rate and credit risks arises in the normal course of the Group's business.

The Group has a Treasury Committee which is chaired by RK Graham and its other members are the Chief Executive Officer and the Chief Financial Officer. This Committee meets periodically, as required, and it reviews the Group's overall financial risk management including specific areas, such as foreign exchange risk, interest-rate risk, credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters.

Financial risk management objectives and policies

Currency risk

The Group operates internationally and is exposed to currency risk on purchases, sales, borrowings and cash and cash equivalents that are denominated in a currency other than United States Dollars. The currencies giving rise to this risk are primarily Pounds Sterling and Euros.

Foreign exchange risk arises from transactions, recognised assets and liabilities and net investments in foreign operations.

The Group does not use foreign exchange contracts to hedge its currency risk.

The majority of the Group's revenue and cost of sales are denominated in US dollars. Approximately 20% (2005: 30% approximately) of the Group's operating costs, other than cost of sales, are denominated in US dollars. The majority of the operating expenses are denominated in Pounds Sterling.

For those monetary assets and liabilities held in currencies other than US dollars, the Group ensures that the net exposure is kept to an acceptable level by selling or buying foreign currencies at spot rates where necessary to address short-term imbalances. The Group considers the use of financial instruments such as foreign exchange contracts but did not enter into any such contracts during the current and preceding financial years.

The Group has investments in foreign operations whose net assets are exposed to currency translation risk. This currency exposure arising from the net assets of the Group's foreign operations is not significant and there is currently no requirement for borrowings, therefore this exposure is not managed through borrowings denominated in the relevant foreign currencies.

20
Financial Instruments (continued)

Financial assets and financial liabilities by currency	**Notes**	**Group 2006 $000**	Group 2005 $000	**Company 2006 $000**	Company 2005 $000
US dollar trade and other receivables	**14**	**23,628**	32,264	**23,607**	32,244
Other currencies – trade and other receivables	**14**	**1,479**	1,910	**1,568**	1,910
US dollar cash and cash equivalents	**15**	**41,500**	36,909	**41,416**	36,803
Sterling cash and cash equivalents	**15**	**1,918**	130	**1,918**	130
Other currencies – cash and cash equivalents	**15**	**3,659**	4,096	**3,598**	4,067
US dollar short-term deposits	**15**	**52,348**	39,840	**52,348**	39,840
Sterling interest-bearing borrowings:					
Bank term loans	**17**	**-**	-	**-**	-
US dollar interest-bearing borrowings	**17**	**-**	(15,813)	**-**	(15,813)
Sterling trade and other payables	**19**	**(4,268)**	(3,435)	**(4,268)**	(3,435)
US dollar trade and other payables	**19**	**(6,877)**	(21,915)	**(7,945)**	(22,493)
Other currencies – trade and other payables	**19**	**(142)**	(127)	**(130)**	(125)

Interest rate risk

The Group and Company earn interest from bank deposits and they hold money market deposits with highly credit rated financial institutions. During the year, the Group and Company have held cash on deposits with a range of maturities from one to twelve months. This can vary in view of changes in US and UK interest rates and the Group and Company's cash requirements.

The Group had no undrawn committed borrowing facilities as at 31 December 2006 (2005: $nil).

The Group and the Company's interest-bearing borrowings and cash and cash equivalents are subject to floating interest rates. As the maturities of bank deposits are less than one year, they are classified as floating rate financial assets.

Effective interest rates and maturity analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature or fall due.

		2006								2005							
	Notes	**Effective interest rate**	**Total $000**	**6 months or less $000**	**6-12 months $000**	**1-2 years $000**	**2-5 years $000**	**More than 5 years $000**	Effective interest rate	Total $000	6 months or less $000	6-12 months $000	1-2 years $000	2-5 years $000	More than 5 years $000
Cash and cash equivalents															
– Group	**15**	**5.1%**	**47,077**	**47,077**	**-**	**-**	**-**	**-**	4.1%	41,135	41,135	-	-	-	-
– Company	**15**	**5.1%**	**46,932**	**46,932**	**-**	**-**	**-**	**-**	4.1%	41,000	41,000	-	-	-	-
Group and Company:															
Short-term deposits	**15**	**5.3%**	**52,348**	**-**	**52,348**	**-**	**-**	**-**	4.2%	39,840	10,175	29,665	-	-	-
Secured bank loans:															
Term loan for property	**17**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	5.5%	15,813	440	440	880	2,640	11,413

Credit risk

The Group has no significant concentrations of credit risk. The exposure to credit risk is mitigated by selling to a diverse range of customers and, where necessary, obtaining either letters of credit or payments in advance. In addition, in other instances, credit insurance is taken out against the risk of default. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparties for cash deposits are limited to financial institutions which have a high credit rating. The Group has policies that limit the amount of credit exposure to any financial institution.

Liquidity

As at 31 December 2006 the Group had cash and cash equivalents of $47,077,000 (2005: $41,135,000) and short-term deposits of $52,348,000 (2005: $39,840,000).

20
Financial Instruments (continued)

Sensitivity analysis

At 31 December 2006, it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before tax by approximately $800,000 (2005: $500,000).

It is estimated that a general increase of one percentage point in the value of US dollars against other currencies would have increased the Group's profit before tax by approximately $400,000 for the year ended 31 December 2006 (2005: $300,000). There were no forward foreign exchange contracts in 2006 or 2005.

Fair Values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

Group	Notes	Carrying amount 2006 $000	Fair value 2006 $000	Carrying amount 2005 $000	Fair value 2005 $000
Trade and other receivables	14	25,107	25,107	34,174	34,174
Cash and cash equivalents	15	47,077	47,077	41,135	41,135
Short-term deposits	15	52,348	52,348	39,840	39,840
Secured bank loans	17	-	-	(15,813)	(15,779)
Trade and other payables	19	(11,287)	(11,287)	(25,477)	(25,477)
		113,245	113,245	73,859	73,893
Unrecognised gains			-		34

Company	Notes	Carrying amount 2006 $000	Fair value 2006 $000	Carrying amount 2005 $000	Fair value 2005 $000
Trade and other receivables	14	25,175	25,175	34,154	34,154
Cash and cash equivalents	15	46,932	46,932	41,000	41,000
Short-term deposits	15	52,348	52,348	39,840	39,840
Secured bank loans	17	-	-	(15,813)	(15,779)
Trade and other payables	19	(12,343)	(12,343)	(26,053)	(26,053)
		112,112	112,112	73,128	73,162
Unrecognised gains			-		34

The following section summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table above:

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease and hire purchase contract liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates.

Trade and other receivables / payables

All trade and other receivables and payables have a remaining life of less than one year. The notional amount is deemed to reflect the fair value.

20
Financial Instruments (continued)

Interest rates used for determining fair value

The Group used the relevant London Inter-Bank Offered Rate ("LIBOR") as of 31 December 2005 plus an adequate constant credit spread to discount financial instruments. The interest rates used were as follows:

	2006	2005
Loans and borrowings	-	5.34%

21
Operating leases

Non-cancellable operating lease rentals are payable as follows:

	Group		Company	
	2006 $000	2005 $000	**2006 $000**	2005 $000
Expiring in:				
Less than one year	**87**	107	**87**	81
Between one and five years	**2,986**	437	**2,832**	326
	3,073	544	**2,919**	407

None of these leases includes contingent rentals.

During the year ended 31 December 2006, $788,000 was recognised as an expense in the income statement in respect of operating leases (2005: $700,000).

22
Capital Commitments

As at 31 December 2006, the Group had entered into contracts to purchase property, plant and equipment and to purchase computer software for $2,439,000 (2005: $3,612,000) of which $1,418,000 is expected to be settled in 2007 and the balance, of $1,021,000, is expected to be settled in 2008.

23
Related parties

Identity of related parties

The Company has a related party relationship with its subsidiaries (see notes 11 and 24), with the employee share trusts (see notes 16 and 18) and with its directors.

Transactions with key management personnel

Directors of the Company and their immediate relatives control 6.62% per cent of the voting ordinary shares of the Company. Information regarding the directors' shareholdings and share options is contained in the Directors' Remuneration Report on pages 22 to 34.

In addition to their salaries, the Group and Company also provide non-cash benefits to executive directors and contribute to a defined benefit pension plan on their behalf. The executive directors also participate in the Group's share option schemes and other long term incentive plans (see note 18). Details of the directors' remuneration is contained in the Directors' Remuneration Report on pages 22 to 34.

Other related party transactions

During the year ended 31 December 2006, subsidiaries earned commission income from the Company of $4,402,000 (2005: $3,400,000) and the Company provided management services to the subsidiaries totalling $1,987,000 (2005: $1,548,000). As at 31 December 2006 the Company owed the subsidiaries $1,068,000 (2005: $726,000) and $97,000 was owed by the subsidiaries (2005: $nil owed by the subsidiaries). No dividends were received from the subsidiaries in 2006 or in 2005.

During the year two employee share trusts were established: The Wolfson Microelectronics No.1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. These trusts received loans from the Company totalling $5,887,000 (2005: $nil) and as at 31 December 2006, $3,662,000 of these loans were outstanding. The trusts purchased a total of 543,368 of the Company's shares for the purposes of fulfilling awards under The Wolfson Microelectronics 2006 Performance Share Plan, The Wolfson Microelectronics Group Executive Shared Ownership Plan and to satisfy deferred share awards (note 18).

24
Group Entities

Significant subsidiaries	Notes	Country of incorporation	Ownership interest 2006 %	Ownership interest 2005 %
Wolfson Microelectronics, Inc.	11	United States of America	**100**	100
Wolfson Microelectronics Pte. Ltd	11	Singapore	**100**	100

The principal activity of each of these subsidiaries is sales agency.

25
Post balance sheet event

On 10 January 2007 Wolfson Microelectronics plc acquired all of the voting equity shares in Oligon Limited for a consideration of up to £2.9 million (approximately $5.7 million), payable in cash and loan notes. The consideration comprises an initial payment of £1.4 million (approximately $2.7 million) paid on 10 January 2007 with the remainder being deferred subject to the achievement of certain milestones. The principal activity of Oligon Limited is the development and manufacture of electronic components.

As this acquisition took place shortly before the date on which these financial statements were authorised for issue, the directors are in the process of measuring the fair value of the assets and liabilities of Oligon as at the acquisition date in accordance with IFRS 3 and IAS 38. Accordingly the relative fair values have not yet been determined.

26
Accounting estimates and judgements

Management discussed with the Audit Committee the relevance, selection, implications and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

The criteria for assessing the accounting for development expenditure are set out in the accounting policy at note 1(f)(i).

Key sources of estimation uncertainty

Employee post-employment benefits – defined benefit pensions

The determination of the Group's obligations and expense for defined benefit pensions is dependent on the selection, by the Board of directors, of assumptions used by the pension scheme actuary in calculating these amounts. The assumptions applied are described in note 18 and include, amongst others, the discount rate, the expected return on plan assets, rates of increase in salaries and mortality rates. While the directors consider that the assumptions are appropriate, significant differences in the actual experience or significant changes in assumptions may materially affect the amount of the Group's future pension obligations, actuarial gains and losses included in the statement of recognised income and expense in future years and the future personnel expenses. The carrying amount of the liability for defined benefit obligations as at 31 December 2006 is shown in note 18.

Inventories

Inventories are stated at the lower of cost and net realisable value. Some items included in inventories are written down to their net realisable value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, then inventory may be required to be written down by additional amounts. The carrying amount of inventories as at 31 December 2006 is shown in note 13.

Principal Bankers

The Royal Bank of Scotland plc

36 St Andrew Square
Edinburgh
EH2 2YB

Auditors

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Legal Advisers

Wilmer Cutler Pickering Hale & Dorr LLP

Alder Castle
10 Noble Street
London
EC2V 7QJ

Shepherd & Wedderburn WS

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

Registrar

Lloyds TSB Registrars

The Causeway
Worthing
West Sussex
BN99 6DA

Lloyds TSB Registrars offer a portfolio service which gives shareholders online access to more information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Lloyds TSB Registrars. Commission on internet dealing is 0.5% with a minimum charge of £15.00. The maximum online trade size is £25,000 for sales and £20,000 for purchases. Commission on telephone dealing is 1% on trade sizes of up to £50,000 and 0.2% on any balance over £50,000 with a minimum charge of £25.00. For internet sales, log on to **www.shareview.co.uk/dealing**. For telephone sales, call 0870 850 0852 between 8.30 a.m. and 4.30 p.m. Monday to Friday. You will need your shareholder reference number shown on your share certificate.

Contact details

Registered Office:

Wolfson Microelectronics plc

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Registered number SC089839

Japan

Wolfson Microelectronics plc

23F Sky Building
2-19-12 Takashima
Nishi-ku
Yokohama 220-0011
Japan

Wolfson Microelectronics plc

6F Honmachi Executive Office
3-5-3 Minami-Honmachi
Chuo-ku
Osaka 541-0054
Japan

North America

Wolfson Microelectronics, Inc.

16875 West Bernardo Drive
Suite 280
San Diego
CA 92127
USA

Wolfson Microelectronics, Inc.

245 First Street
Suite 1800
Cambridge
MA 02142
USA

Asia Pacific

Taiwan

Wolfson Microelectronics plc

2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Korea

Wolfson Microelectronics plc

#502, Deokheung Building
1328-10, Seocho-Dong,
Seocho-Gu
Seoul 137-858
South Korea

China

Wolfson Microelectronics plc

Room 1911, Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics plc

Unit E2, 8F Zhao Fong Universe Building
No. 1800
Zhongshan West Road
200233 Shanghai
China

Singapore

Wolfson Microelectronics Pte Ltd

#05-02 United Square
101 Thomson Road
Singapore 307951

eNews

Wolfson's Making Waves eNewsletter will keep you up-to-date with our latest product news, application tools and events. Registering for this service is easy at **www.wolfsonmicro.com/enews**

Wolfson Microelectronics plc (LSE: WLF.L) is a leading global provider of high performance, mixed-signal semiconductors to the consumer electronics market.

Renowned internationally for our high performance audio and ultra low power consumption, Wolfson delivers the audio and imaging technology at the heart of some of the world's most successful digital consumer goods.

Headquartered in Edinburgh, UK, our customers are located worldwide and so are our sales and engineering teams with offices in the USA, Japan, China, Taiwan, Korea and Singapore.

If a digital product can capture an image or play a sound, Wolfson aims to have a product that will allow it to perform these tasks better.

Printed on Era Silk and Revive 100

Era Silk is manufactured using 50% recycled fibre and 50% certified sustainable virgin fibre. Revive 100 is produced from 100% recycled fibre sourced only from post consumer waste. By utilising these papers we are helping to prevent UK landfill and supporting responsible use of forest resources.

Designed by Contagious Printed by Allander

www.wolfsonmicro.com

bringing digital technology to life

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 24 May 2007. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 9.00 a.m. on 24 May 2007. However, the doors to the meeting will be open from 8.30 a.m. and you may wish to arrive by 8.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Notice of Annual General Meeting

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC089839)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 24 May 2007 at 9.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 9 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 31 December 2006, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 31 December 2006.

Resolution 3

To re-elect Dr Alastair David Milne as a director of the Company.

Resolution 4

To re-elect Ross King Graham as a director of the Company.

Resolution 5

To elect David Allen Shrigley as a director of the Company.

Resolution 6

To elect Mark Cubitt as a director of the Company.

Resolution 7

To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

Resolution 8

To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

Resolution 9

To authorise the directors of the Company generally and unconditionally pursuant to section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £10,672, such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

To consider and, if thought fit, to pass Resolutions 10 and 11 as special resolutions of the Company:

Resolution 10

Subject to the passing of Resolution 9 above, that the directors of the Company be and are hereby empowered to allot equity securities (as defined in section 94(2) to section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 9 above as if section 89(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,857

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this Resolution the words "pursuant to the authority conferred by Resolution 9 above" were omitted.

Resolution 11

That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 11,714,502 representing approximately 10% of the issued share capital of the Company as at 15 February 2007;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2008, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

By order of the Board

Fiona K Murdoch

Fiona Murdoch
Company Secretary

Registered Office

Westfield House
26 Westfield Road
Edinburgh EH11 2QB

28 February 2007

Notes

1 Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 22 May 2007 shall be entitled to attend and vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 22 May 2007 shall be disregarded in determining the rights of any person to attend or vote at this Annual General Meeting.

2 Any shareholder who is entitled to attend and vote at this Annual General Meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the form of proxy will not preclude a shareholder from attending and voting at this Annual General Meeting.

3 A form of proxy is enclosed which to be effective must be completed and received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR, not later than 9.00 a.m. on 22 May 2007.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 24 May 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) up to and including the date of this Annual General Meeting during usual business hours at the registered office of the Company and at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ and will, on the date of this Annual General Meeting, be available for inspection at the meeting from 8.45 a.m. until the conclusion of the meeting:

(i) the register of interests of directors (and their family interests) in the share capital of the Company;

(ii) copies of all the letters of appointment between the directors of the Company and the Company or any of its subsidiaries; and

(iii) the Memorandum and current Articles of Association of the Company.

Annual Report and Accounts (Resolution 1)

The directors of the Company (the "directors") are required by the Companies Act 1985 (as amended by The Directors' Remuneration Regulations 2002 (the "Regulations")) to lay before the Company at this Annual General Meeting the accounts of the Company for the financial year ended 31 December 2006, the directors' report, the directors' remuneration report and the report of the Company's auditors on those accounts, and that part of the directors' remuneration report which is required to be audited.

Remuneration Report (Resolution 2)

In accordance with the Companies Act 1985 (as amended by the Regulations), shareholders are invited to approve the directors' remuneration report which is set out in full on pages 22 to 34 of the Annual Report and Accounts 2006. The directors' remuneration report includes details of the remuneration paid to directors and the Company's remuneration policy for its directors. In accordance with the Regulations, the vote of this resolution is advisory and no director's remuneration is conditional upon the passing of this resolution.

Re-election and election of directors (Resolutions 3 to 6 inclusive)

The Articles require certain directors to retire by rotation from time to time. At the Annual General Meeting in 2006, Barry Michael Rose retired and was re-elected.

In accordance with the Articles, Dr Alastair David Milne and Mr Ross King Graham now retire and each makes himself eligible for re-election. In accordance with the Articles, each of David Allen Shrigley who was appointed by the Board as CEO-designate on 27 November 2006, and Mark Cubitt who was appointed by the Board as CFO and Finance Director effective 15 January 2007, retire and each makes himself eligible for election.

The biography and the age of each of the above-mentioned directors are contained on page 14 of the Company's Annual Report and Accounts 2006. The Chairman has confirmed that, following formal performance evaluation, Mr Graham's performance continues to be effective and to demonstrate commitment to the role, including commitment of time for Board and Committee meetings and his other duties.

Due to the valuable contribution which each of these directors has made to date and which the Company expects them to make in the future, the Board recommends the re-election and election, as applicable, of each of these directors.

Re-appointment of Auditors (Resolution 7)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 7 proposes the re-appointment of KPMG Audit Plc as auditors of the Company.

Remuneration of Auditors (Resolution 8)

Resolution 8 authorises the directors to determine the auditors' remuneration for the ensuing year.

Authority to allot ordinary shares (Resolution 9)

Under section 80 of the Companies Act 1985, directors require shareholders' authority for allotment of shares. Shareholders last granted such general authority to the directors at the Annual General Meeting in 2006. Such authority will expire at the end of this Annual General Meeting and Resolution 9 seeks to renew it, although the directors have no current plans to utilise the authority.

Resolution 9 will be proposed as an ordinary resolution, to authorise the directors to allot generally relevant securities up to a maximum nominal value of £10,672 representing the authorised but unissued ordinary share capital of the Company on a fully diluted basis as at 15 February 2007. The amount of £10,672 represents 9.11% of the issued share capital of the Company as at 15 February 2007. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Authority to allot ordinary shares for cash (Resolution 10)

Under section 89 of the Companies Act 1985, if the directors wish to allot any of the unissued ordinary shares for cash they must in the first instance offer them to existing ordinary shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing ordinary shareholders. Shareholders last granted authority to the directors to disapply pre-emptive rights at the Annual General Meeting in 2006. Such authority will expire at the end of this Annual General Meeting and Resolution 10 seeks to renew it.

Resolution 10 imposes a limit of approximately 5% of the issued ordinary share capital as at 15 February 2007 on the issue of new shares and the sale of any treasury shares without first offering them to existing ordinary shareholders. Resolution 10 also seeks a disapplication of the pre-emption rights on a rights issue (or other pre-emptive type issue) so as so allow the directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas ordinary shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

The directors have no present intention of using the authority proposed to be granted by Resolution 10.

Authority to purchase Company's own shares (Resolution 11)

In certain circumstances, subject to the provisions of the Companies Act 1985, it may be advantageous for the Company to purchase its own shares and Resolution 11 seeks authority from shareholders to do so up to a limit of approximately 10% of the issued share capital. Shareholders granted the directors authority for the Company to purchase its own shares, up to a limit of approximately 10% of the issued share capital of the Company, at the Annual General Meeting in 2006. Such authority will expire at the end of this Annual General Meeting. Resolution 11 seeks to renew this authority to give the Company flexibility to purchase its own shares.

The directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.

If the Company buys back any of its shares, the Companies Act 1985 (as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations")) allows the Company to have the choice of holding such shares in treasury (up to a limit of 10% of the issued share capital) or to cancel them or a combination of both. The Company has the option to resell for cash, transfer or cancel any treasury shares.

The directors believe it is advantageous for the Company to have this choice and the directors would consider holding any shares repurchased pursuant to Resolution 11 as treasury shares. The directors further believe that the holding of treasury shares will provide the Company with increased flexibility in managing its share capital. No voting rights would be exercised, or dividends paid, in respect of any treasury shares.

The authority sought by Resolution 11 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2008. The directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 15 February 2007, there were options over 7,182,981 ordinary shares representing 6.13% of the then issued share capital of the Company. If the authority sought by Resolution 11 were exercised in full and all shares purchased by the Company were cancelled, these options would represent 6.81% of the issued share capital of the Company as at 15 February 2007.

The Company does not hold any shares in treasury as at 15 February 2007.

Wolfson Microelectronics plc – Form of Proxy – Annual General Meeting

for use at the Annual General Meeting of the Company to be held at 26 Westfield Road, Edinburgh, EH11 2QB, on 24 May 2007 at 9.00 a.m. or at any adjournment thereof.

I/We ______________________________ [BLOCK CAPITALS PLEASE]

of ______________________________ being (a) shareholder(s) of the Company entitled to vote at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 1 below) ______________________________

to act as my/our proxy and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Annual General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB, on 24 May 2007 at 9.00 a.m. or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolutions set out in the Notice of Annual General Meeting as follows (for each resolution, mark "X" in the appropriate box below):

	ORDINARY RESOLUTIONS	FOR	AGAINST	WITHHELD (see note 6 below)
1	To receive the accounts of the Company for the year ended 31 December 2006 together with the reports of the directors and auditors.			
2	To approve the directors' remuneration report set out in the Annual Report and Accounts 2006.			
3	To re-elect Dr Alastair David Milne as a director of the Company.			
4	To re-elect Ross King Graham as a director of the Company.			
5	To elect David Allen Shrigley as a director of the Company.			
6	To elect Mark Cubitt as a director of the Company.			
7	To re-appoint KPMG Audit Plc as auditors of the Company.			
8	To authorise the directors of the Company to determine the remuneration of the auditors.			
9	To authorise the directors of the Company to allot relevant securities pursuant to Section 80 of the Companies Act 1985.			
	SPECIAL RESOLUTIONS			
10	To authorise the directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 or any pre-emption provisions contained in the Articles of Association did not apply.			
11	To authorise the Company to make market purchases of its ordinary shares of 0.1 pence each.			

Please return this Form of Proxy, duly completed and signed, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR so as to be received not later than 48 hours before the time fixed for holding the Annual General Meeting (or adjourned meeting).

Dated ____________ 2007 Signed ______________________________

(See Note 2 below) or Common Seal (See Note 3 below)

Notes:

1 A shareholder of the Company, entitled to attend and vote at the Annual General Meeting, may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a shareholder of the Company. The completion and return of the Form of Proxy will not preclude a shareholder from attending the Annual General Meeting, or at any adjournment thereof, and voting in person if they so wish.

2 In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Annual General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first in the Register of Members shall alone be entitled to vote.

3 In the case of a corporation, the Form of Proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.

4 To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR not later than 48 hours before the time fixed for holding the Annual General Meeting, or any adjournment thereof.

5 Any alterations made to the Form of Proxy must be initialled.

6 A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against".

SECOND FOLD

BUSINESS RESPONSE SERVICE
Licence No. SEA10850

1

FIRST FOLD

Lloyds TSB Registrars

The Causeway
West Sussex
WORTHING
BN99 6ZR

THIRD FOLD AND TUCK IN

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 27 February 2007 and 26 March 2007 (inclusive)

- Notification in relation to voting rights and capital
- Notification relating to AGM notice
- Directorate Change
- Notifications of major interests in shares
- Amended notification of major interests in shares
- Notifications of transaction of directors/persons discharging managerial responsibility and connected persons

2. Documents filed with Registrar of Companies for Scotland

- 2007 Annual Report and Accounts
- Form 288b – Resignation of director
- Forms 88(2) – Return of allotments of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

Notice of 2007 Annual General Meeting

Regulatory Announcement

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RECEIVED

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR Notification
Released	16:36 23-Mar-07
Number	6456T

wolfson microelectronics

RNS Number:6456T
Wolfson Microelectronics PLC
23 March 2007

Wolfson Microelectronics plc

23 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Wolfson Microelectronics plc

2. Reason for the notification

Revised due to Disclosure & Transparency Rules - section 13

3. Full name of person(s) subject to the notification obligation:

Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3):

See attached schedule.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

Revised due to Disclosure & Transparency Rules

6. Date on which issuer notified:

23 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	% of voting rights
			Direct	Indirect	Indirect

GB0033563130	6,564,327	6,564,327	6,564,327	5.60%

B: Financial Instruments

n/a

Total (A+B)

Number of voting rights	% of voting rights
6,564,327	5.60%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

See attached schedule.

Proxy Voting:

10. Name of the proxy holder:

Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, Fidelity Investments aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR, Fidelity Investments is now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. These holdings are correct as of close of business 22nd March 2007.

Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

SCHEDULE

FIL

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries including Fidelity Fund Management Limited (FFML), Fidelity Investment Services LTD (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

+------------------------+------------------------+------------------------+

Shares Held	Nominee	Management Company
56,500	State Str Bk and Tr Co London	FPM
214,700	Northern Trust London	FPM
148,300	JP Morgan, Bournemouth	FPM
1,584,127	JP Morgan, Bournemouth	FISL
208,500	JP Morgan, Bournemouth	FIL
4,352,200	Brown Bros Harrimn Ltd Lux	FIL
TOTAL: 6,564,327		

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR Notification
Released	16:28 23-Mar-07
Number	6441T

RNS Number:6441T
Wolfson Microelectronics PLC
23 March 2007

Wolfson Microelectronics plc

23 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Wolfson Microelectronics plc

2. Reason for the notification

Revised due to Disclosure & Transparency Rules - section 13

3. Full name of person(s) subject to the notification obligation:

FMR Corp

4. Full name of shareholder(s) (if different from 3):

See attached schedule.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

Revised due to Disclosure & Transparency Rules

6. Date on which issuer notified:

23 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	% of voting rights
			Direct	Indirect	Indirect

GB0033563130	2,217,530	2,217,530	2,217,530	1.89%

B: Financial Instruments

n/a

Total (A+B)

Number of voting rights	% of voting rights
2,217,530	1.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

See attached schedule.

Proxy Voting:

10. Name of the proxy holder:

FMR Corp

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, Fidelity Investments aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR, Fidelity Investments is now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. These holdings are correct as of close of business 22nd March 2007.

Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

SCHEDULE

FMR

FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), as US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

Shares Held	Nominee	Management Company
33,710	State Street Bank and Tr Co	FMTC

13,000	State Street Bank and Tr Co	FMRCO	
40,740	State Street Bank and Tr Co	FICL	
447,580	JPMorgan Chase Bank	FMRCO	
482,500	JPMorgan Chase Bank	FMRCO	
1,200,000	Brown Brothers Harriman & Co	FMRCO	
TOTAL: 2,217,530			

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:01 22-Mar-07
Number	4770T

RNS Number:4770T
Wolfson Microelectronics PLC
22 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

COLMAN CLARKE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COLMAN CLARKE

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£0.75 PER SHARE

14. Date and place of transaction

12 FEBRUARY 2007, EDINBURGH

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

270,703 ORDINARY SHARES REPRESENTING 0.23% OF ISSUED SHARE CAPITAL (OF WHICH 42,003 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

12 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary ______________________________

Date of notification : 22nd March 2007

This information is provided by RNS
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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification-Amendment
Released	18:25 20-Mar-07
Number	3652T

RNS Number:3652T
Wolfson Microelectronics PLC
20 March 2007

Wolfson Microelectronics plc
20 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

Amended filing received on 20th March 2007 from MFS Investment Management restating the voting shares for section A under the heading "Situation previous to the triggering transaction". This change has no impact on the current position/percentage of voting rights filed earlier today.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Wolfson Microelectronics plc

2. Reason for the notification

Disclosure & Transparency Rules - Transitional Provisions

3. Full name of person(s) subject to the notification obligation:

Massachusetts Financial Services Company

4. Full name of shareholder(s) (if different from 3):

MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13 March 2007

6. Date on which issuer notified:

19 March 2007

7. Threshold(s) that is/are crossed or reached:

3.81% as of 13 March 2007

8. Notified details:

MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	% of voting rights
			Direct	Indirect	Indirect
GB0033563130	4,755,280	4,036,200		4,462,810	3.81%

B: Financial Instruments

n/a

Total (A+B)

Number of voting rights	% of voting rights
4,462,810	3.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Wolfson Microelectronics plc - 3356313
Holdings as of 13 March 2007

Entity	Holding	Percentage held
MFS Investment Management (MFS)	3,855,490	3.29%
MFS International Ltd (MIL)	558,800	0.48%
MFS Investment Management (Lux) S.A. (MIM Lux)	48,520	0.04%
Notifiable interest	4,462,810	3.81%
Shares outstanding	117,259,700	

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

Regulatory Announcement

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Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification
Released	17:31 01-Mar-07
Number	1795S

RNS Number:1795S
Wolfson Microelectronics PLC
01 March 2007

Wolfson Microelectronics plc

1 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Wolfson Microelectronics plc

2. Reason for the notification

An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation:

Artemis Investment Management Limited

4. Full name of shareholder(s) (if different from 3):

Artemis Special Situations

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

26 February 2007

6. Date on which issuer notified:

28 February 2007

7. Threshold(s) that is/are crossed or reached:

Above 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the	Situation previous to the Triggering Transaction		Resulting situation after the triggering Transaction		
ISIN CODE	Number of	Number of voting	Number of	Number of	% of voting

	shares	rights	shares	voting rights	rights
			Direct	Direct	Direct
GB0033563130	2,400,000	2,400,000	3,626,994	3,626,994	3.11%

B: Financial Instruments

n/a

Total (A+B)

Number of voting rights	% of voting rights
3,626,994	3.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

n/a

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification
Released	12:36 01-Mar-07
Number	1358S

RNS Number:1358S
Wolfson Microelectronics PLC
01 March 2007

WOLFSON PRESS ANNOUNCEMENT OF DTR5 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

01 March 2007

DTR 5 Notification

The Company was notified on 28 February 2007 by The Goldman Sachs Group, Inc. ("GS Inc"), in fulfilment of the obligations imposed by the Financial Services Authority in accordance with Disclosure and Transparency Rule 5 (including section 5.8.1) that, on 26 February 2007, GS no longer had a notifiable position in the issued share capital of the Company.

Previous to the triggering transaction, GS held 9,172,262 shares, representing 7.83% of the issued share capital of the Company.

This information is provided by RNS
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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Change
Released	07:01 01-Mar-07
Number	0964S

RNS Number:0964S
Wolfson Microelectronics PLC
01 March 2007

1 March 2007

Wolfson Microelectronics plc

Directorate

Further to the announcement of 23 November 2006, Wolfson Microelectronics plc ("the Company"), a leading supplier of mixed-signal semiconductors for digital consumer electronic products, announces that Dr Alistair David Milne retired from the position of Chief Executive Officer with effect from 28 February 2007 and Mr David Allen Shrigley has taken over the position, effective 1 March 2007. Dr Milne remains a member of the Board. Further to the announcement on 21 December 2006, the Company announces that Mr George R Elliott left the Board effective 28 February 2007.

Enquiries:

Wolfson Microelectronics
D Shrigley, CEO 0131 272 7000
M Cubitt, CFO

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

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RECEIVED

2007 MAR -5 A 8:30

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	15:13 28-Feb-07
Number	0559S

RNS Number:0559S
Wolfson Microelectronics PLC
28 February 2007

Edinburgh, 28th February 2007

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the Transparency Directive's transitional provision 6.

The Company's capital consists of 117,259,705 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 117,259,705.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Fiona Murdoch, Company Secretary

0131 272 7000

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	AGM Notice
Released	07:01 01-Mar-07
Number	0963S

RNS Number:0963S
Wolfson Microelectronics PLC
01 March 2007

1 March 2007

Wolfson Microelectronics plc

AGM NOTICE

Wolfson Microelectronics plc ("the Company") has today issued its Notice of Annual General Meeting 2007 ("AGM"). The AGM will be held on 24 May 2007 at 9.00 a.m. at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB.

Copies of Notice of AGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Fiona Murdoch 0131 272 7000
Company Secretary

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Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	02	2007	02	03	2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	110,441	125	10,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	40 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) ALASTAIR DAVID MILNE Address 18 NAPIER ROAD, EDINBURGH UK Postcode EH10 5AY	ORDINARY	110,024
Name(s) ANTHONY PAN Address No 10-3, LANE 43, JHUNGSHAN ROAD, LUJHU TOWNSHIP, TAOYUAN COUNTY, TAIWAN, R.O.C. UK Postcode	ORDINARY	10,000
Name(s) ANDREW TERRY Address 3F1, 38 THIRLESTANE ROAD, EDINBURGH UK Postcode EH9 1AW	ORDINARY	542
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/3/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.

CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year
Date of termination of appointment	28	02	2007

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title ______ *Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) GEORGE LEONARD

Surname ELLIOTT

	Day	Month	Year
†Date of Birth	01	11	1952

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1/3/07

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

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RECEIVED

Free annual report

2007 -5 A 8:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:00 28-Feb-07
Number	0295S

RNS Number:0295S
Wolfson Microelectronics PLC
28 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

ROSS KING GRAHAM

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ROSS KING GRAHAM

8. State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

6,300

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.19 PER SHARE

14. Date and place of transaction

27 FEBRUARY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,624 ORDINARY SHARES REPRESENTING 0.1% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

27 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Mark Cubitt, Finance Director ______________________________

Date of notification : 28rd February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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